UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of October 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)


                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                               QUARTER:       3                     YEAR:   2006
GRUPO TELEVISA, S.A.
                                               CONSOLIDATED BALANCE SHEETS
                                            AS OF SEPTEMBER 30, 2006 AND 2005
                                              (Thousands of Mexican Pesos)
                                                                                                              FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------
                                     CONCEPTS                       CURRENT YEAR                      PREVIOUS YEAR
  REF                                                  ----------------------------------------------------------------------
   S                                                            Amount             %             Amount                  %
-----------------------------------------------------------------------------------------------------------------------------
  S01   TOTAL ASSETS                                           72,423,736        100           63,863,394              100

  s02   CURRENT ASSETS                                         39,907,169         55           21,744,622               34
  s03   CASH AND SHORT-TERM INVESTMENTS                        16,349,132         23           11,598,900               18
  s04   ACCOUNTS AND NOTES RECEIVABLE (NET)                     5,869,729          8            4,219,220                7
  s05   OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)               1,109,411          2            1,133,978                2
  s06   INVENTORIES                                             3,710,261          5            3,964,917                6
  s07   OTHER CURRENT ASSETS                                   12,868,636         18              827,607                1
  S08   LONG-TERM ASSETS                                        2,639,436          4            6,866,620               11
  s09   ACCOUNTS AND NOTES RECEIVABLE (NET)                             -          -                    -                -
  s10   INVESTMENT IN SHARES OF NON-CONSOLIDATED                1,130,861          2            6,677,360               10
        SUBSIDIARIES AND ASSOCIATES
  s11   OTHER INVESTMENTS                                       1,508,575          2              189,260                0
  S12   PROPERTY, PLANT AND EQUIPMENT (NET)                    20,429,396         28           19,851,931               31
  s13   LAND AND BUILDINGS                                     13,718,485         19           13,705,922               21
  s14   MACHINERY AND INDUSTRIAL EQUIPMENT                     21,471,475         30           20,342,347               32
  s15   OTHER EQUIPMENT                                         3,333,230          5            3,150,685                5
  s16   ACCUMULATED DEPRECIATION                               18,972,521         26           17,759,040               28
  s17   CONSTRUCTION IN PROGRESS                                  878,727          1              412,017                1
  s18   INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)            5,343,087          7           11,008,061               17
  s19   OTHER ASSETS                                            4,104,648          6            4,392,160                7

  S20   TOTAL LIABILITIES                                      39,187,098        100           36,033,536              100

  S21   CURRENT LIABILITIES                                     7,200,197         18            5,771,215               16
  s22   SUPPLIERS                                               3,436,089          9            2,394,260                7
  s23   BANK LOANS                                                125,152          0              131,801                0
  s24   STOCK MARKET LOANS                                        962,250          2               59,871                0
  s25   TAXES PAYABLE                                             375,730          1              444,475                1
  s26   OTHER CURRENT LIABILITIES                               2,300,976          6            2,740,808                8
  S27   LONG-TERM LIABILITIES                                  19,128,903         49           20,487,078               57
  s28   BANK LOANS                                              7,176,030         18            3,956,177               11
  s29   STOCK MARKET LOANS                                     10,791,625         28           15,258,489               42
  s30   OTHER LOANS                                             1,161,248          3            1,272,412                4
  s31   DEFERRED LIABILITIES                                   10,210,791         26            7,586,716               21
  s32   OTHER NON CURRENT LIABILITIES                           2,647,207          7            2,188,527                6

  S33   CONSOLIDATED STOCKHOLDERS' EQUITY                      33,236,638        100           27,829,858              100

  s34   MINORITY INTEREST                                       1,455,260          4              219,773                1
  S35   MAJORITY INTEREST                                      31,781,378         96           27,610,085               99
  S36   CONTRIBUTED CAPITAL                                    14,288,181         43           14,449,769               52
  s79   CAPITAL STOCK                                           9,971,827         30           10,133,415               36
  s39   PREMIUM ON  SALES OF SHARES                             4,316,354         13            4,316,354               16
  s40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                      -          0                    -                0
  S41   EARNED CAPITAL                                         17,493,197         53           13,160,316               47
  s42   RETAINED EARNINGS AND CAPITAL RESERVE                  31,369,114         94           25,913,251               93
  s44   ACCUMULATED OTHER COMPREHENSIVE RESULT                 (6,669,715)       (20)          (5,777,670)             (21)
  s80   SHARES REPURCHASED                                     (7,206,202)       (22)          (6,975,265)             (25)

---------------------------------------------------------------------------------------------------------------------------

                                               CONSOLIDATED BALANCE SHEETS
                                               BREAKDOWN OF MAJOR CONCEPTS
                                              (Thousands of Mexican Pesos)
                                                                                                                     FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
                                      CONCEPTS                             CURRENT YEAR                        PREVIOUS YEAR
   REF                                                           -------------------------------------------------------------------
    S                                                                       Amount            %              Amount             %
------------------------------------------------------------------------------------------------------------------------------------
   S03    CASH AND SHORT-TERM INVESTMENTS                                 16,349,132         100          11,598,900            100
   s46    CASH                                                             1,031,986           6             438,647              4
   s47    SHORT-TERM INVESTMENTS                                          15,317,146          94          11,160,253             96

   S07    OTHER CURRENT ASSETS                                            12,868,636         100             827,607            100
   s81    DERIVATIVE FINANCIAL INSTRUMENTS                                         -           -                   -              -
   s82    DISCONTINUED OPERATIONS                                                  -           -                   -              -
   s83    OTHER                                                           12,868,636         100             827,607            100

   S18    INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)                     5,343,087         100          11,008,061            100
   s48    DEFERRED EXPENSES (NET)                                          2,877,354          54           3,096,959             28
   s49    GOODWILL                                                         2,465,733          46           7,911,102             72
   s51    OTHER                                                                    -           -                   -              -

   S19    OTHER ASSETS                                                     4,104,648         100           4,392,160            100
   s84    INTANGIBLE ASSET FROM LABOR OBLIGATIONS                                  -           -                   -              -
   s85    DERIVATIVE FINANCIAL INSTRUMENTS                                         -           -                   -              -
   s50    DEFERRED TAXES                                                           -           -                   -              -
   s86    DISCONTINUED OPERATIONS                                                  -           -                   -              -
   s87    OTHER                                                            4,104,648         100           4,392,160            100

   S21    CURRENT LIABILITIES                                              7,200,197         100           5,771,215            100
   s52    FOREIGN CURRENCY LIABILITIES                                     2,330,962          32           2,006,804             35
   s53    MEXICAN PESOS LIABILITIES                                        4,869,235          68           3,764,411             65

   S26    OTHER CURRENT LIABILITIES                                        2,300,976         100           2,740,808            100
   s88    DERIVATIVE FINANCIAL INSTRUMENTS                                   241,539          10             325,862             12
   s89    ACCRUED INTEREST                                                    88,421           4              95,919              3
   s68    PROVISIONS                                                               -           -                   -              -
   s90    DISCONTINUED OPERATIONS                                                  -           -                   -              -
   s58    OTHER                                                            1,971,016          86           2,319,027             85

   S27    LONG-TERM LIABILITIES                                           19,128,903         100          20,487,078            100
   s59    FOREIGN CURRENCY LIABILITIES                                    11,986,443          63          15,963,687             78
   s60    MEXICAN PESOS LIABILITIES                                        7,142,460          37           4,523,391             22

   S31    DEFERRED LIABILITIES                                            10,210,791         100           7,586,716            100
   s65    NEGATIVE GOODWILL                                                        -           -                   -              -
   s67    OTHER                                                           10,210,791         100           7,586,716            100

   S32    OTHER NON CURRENT LIABILITIES                                    2,647,207         100           2,188,527            100
   s66    DEFERRED TAXES                                                   1,879,679          71           1,550,858             71
   s91    LABOR OBLIGATIONS                                                  232,468           9             185,784              8
   s92    DISCONTINUED OPERATIONS                                                  -           -                   -              -
   s69    OTHER LIABILITIES                                                  535,060          20             451,885             21

   S79    CAPITAL STOCK                                                    9,971,827         100          10,133,415            100
   s37    CAPITAL STOCK (NOMINAL)                                          2,483,923          25           2,524,174             25
   s38    RESTATEMENT OF CAPITAL STOCK                                     7,487,904          75           7,609,241             75

   S42    RETAINED EARNINGS AND CAPITAL RESERVE                           31,369,114         100          25,913,251            100
   s93    LEGAL RESERVE                                                    2,026,683           6           1,842,750              7
   s43    RESERVE FOR REPURCHASE OF SHARES                                 4,391,272          14           5,886,290             23
   s94    OTHER RESERVES                                                           -           -                   -              -
   s95    RETAINED EARNINGS                                               18,801,627          60          14,486,680             56
   s45    NET INCOME                                                       6,149,532          20           3,697,531             14

   S44    ACCUMULATED OTHER COMPREHENSIVE RESULT                          (6,669,715)        100          (5,777,670)           100
   s70    ACCUMULATED MONETARY RESULT                                        (33,395)          1             (33,395)             1
   s71    RESULT FROM HOLDING NON-MONETARY ASSETS                         (2,035,294)         31          (2,248,543)            39
   s96    CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION             (1,411,338)         21          (1,792,392)            31
   s97    CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS                  -           -                   -              -
   s98    CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                      (3,060,242)         46          (3,060,242)            53
   s99    LABOR OBLIGATIONS ADJUSTMENT                                             -           -                   -              -
  s100    OTHER                                                             (129,446)          2           1,356,902            (23)


                                            CONSOLIDATED FINANCIAL STATEMENTS
                                                     OTHER CONCEPTS
                                              (Thousands of Mexican Pesos)
                                                                                      FINAL PRINTING
----------------------------------------------------------------------------------------------------
                                    CONCEPTS               CURRENT YEAR            PREVIOUS YEAR
   REF                                                 ---------------------------------------------
    S                                                         Amount                   Amount
----------------------------------------------------------------------------------------------------
   s57    OTHER CURRENT LIABILITIES WITH COST (S26)              85,090                   77,475
   s63    OTHER LOANS WITH COST (S32)                                 -                        -
   s72    WORKING CAPITAL                                    32,706,972               15,973,407
   s73    PENSIONS  AND SENIORITY PREMIUMS                    1,519,047                1,349,720
   s74    EXECUTIVES (*)                                             35                       34
   s75    EMPLOYEES (*)                                          15,968                   14,852
   s76    WORKERS (*)                                                 -                        -
   s77    OUTSTANDING SHARES (*)                        337,420,219,071          340,439,748,870
   s78    REPURCHASED SHARES (*)                         21,790,830,984           28,833,621,531
  s101    RESTRICTED CASH                                       125,412                  140,453
  s102    NET DEBT OF NON CONSOLIDATED COMPANIES             14,885,115               16,468,085

----------------------------------------------------------------------------------------------------
    (*) THESE CONCEPTS ARE STATED IN UNITS


                                            CONSOLIDATED STATEMENTS OF INCOME
                                   FROM JANUARY 1 THROUGH SEPTEMBER 30, 2006 AND 2005
                                              (Thousands of Mexican Pesos)
                                                                                                              FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
                                      CONCEPTS                            CURRENT YEAR                   PREVIOUS YEAR
   REF                                                          --------------------------------------------------------------------
    R                                                                Amount            %            Amount                %
------------------------------------------------------------------------------------------------------------------------------------
   r01    NET SALES                                                 26,776,510        100          23,392,306            100
   r02    COST OF SALES                                             13,133,327         49          12,273,426             52
   R03    GROSS PROFIT                                              13,643,183         51          11,118,880             48
   r04    OPERATING EXPENSES                                         4,054,555         15           3,632,469             16
   R05    OPERATING INCOME                                           9,588,628         36           7,486,411             32
   r06    INTEGRAL FINANCING COST                                      687,303          3           1,499,999              6
   R07    INCOME AFTER INTEGRAL FINANCING COST                       8,901,325         33           5,986,412             26
   r08    OTHER EXPENSE AND INCOME, NET                                141,919          1             376,879              2
   r44    NON-RECURRING CHARGES                                        545,439          2             213,212              1
   R09    INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
          SHARING                                                    8,213,967         31           5,396,321             23
   r10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT
          SHARING                                                    1,411,751          5           1,245,937              5
   R11    NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
          SHARING                                                    6,802,216         25           4,150,384             18
   r12    SHARE IN NET INCOME OF NON-CONSOLIDATED
          SUBSIDIARIES AND ASSOCIATES                                 (326,436)        (1)            181,634              1
   R13    CONSOLIDATED NET INCOME OF CONTINUING
          OPERATIONS                                                 6,475,780         24           4,332,018             19
   r14    INCOME FROM DISCONTINUED OPERATIONS                                0          0                   0              0
   R15    CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY
          ITEMS                                                      6,475,780         24           4,332,018             19
   r16    EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                          0          0                   0              0
   r17    CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                      0          0             186,881              1
   R18    NET CONSOLIDATED INCOME                                    6,475,780         24           4,145,137             18
   r19    NET INCOME OF MINORITY INTEREST                              326,248          1             447,606              2
   R20    NET INCOME OF MAJORITY INTEREST                            6,149,532         23           3,697,531             16

------------------------------------------------------------------------------------------------------------------------------------

                                            CONSOLIDATED STATEMENTS OF INCOME
                                               BREAKDOWN OF MAIN CONCEPTS
                                              (Thousands of Mexican Pesos)
                                                                                                                    FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                      CONCEPTS                              CURRENT YEAR                    PREVIOUS YEAR
   REF                                                          -------------------------------------------------------------------
    R                                                                    Amount             %             Amount             %
-----------------------------------------------------------------------------------------------------------------------------------
   R01    NET SALES                                                     26,776,510         100           23,392,306            100
   r21    DOMESTIC                                                      23,599,965          88           20,594,571             88
   r22    FOREIGN                                                        3,176,545          12            2,797,735             12
   r23    TRANSLATED INTO DOLLARS (***)                                    289,408           1              249,672              1

   R06    INTEGRAL FINANCING COST                                          687,303         100            1,499,999            100
   r24    INTEREST EXPENSE                                               1,433,511         209            1,619,948            108
   r42    LOSS (GAIN) ON RESTATEMENT OF UDI'S                               21,370           3               19,026              1
   r45    OTHER FINANCIAL COSTS                                                  0           0                    0              0
   r26    INTEREST INCOME                                                  854,735         124              757,662             51
   r46    OTHER FINANCIAL PRODUCTS                                               0           0                    0              0
   r25    FOREIGN EXCHANGE LOSS (GAIN), NET                                (14,801)         (2)             605,531             40
   r28    RESULT FROM MONETARY POSITION                                    101,958          15               13,156              1

   R10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING              1,411,751         100            1,245,937            100
   r32    INCOME TAX AND ASSET TAX, CURRENT                              1,266,096          90            1,074,597             86
   r33    INCOME TAX AND ASSET TAX, DEFERRED                               136,449          10              166,557             13
   r34    EMPLOYEES' PROFIT SHARING, CURRENT                                 9,206           1                4,783              0
   r35    EMPLOYEES' PROFIT SHARING, DEFERRED                                    0           0                    0              0

-----------------------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS


                     CONSOLIDATED STATEMENTS OF INCOME
                               OTHER CONCEPTS
                        (Thousands of Mexican Pesos)
                                                                  FINAL PRINTING
--------------------------------------------------------------------------------
                                 CONCEPTS      CURRENT YEAR       PREVIOUS YEAR
REF                                          -----------------------------------
 R                                               Amount              Amount
--------------------------------------------------------------------------------

r36    TOTAL SALES                             28,629,434            25,290,713
r37    TAX RESULT FOR THE YEAR                  6,102,568             1,752,933
r38    NET SALES (**)                          36,666,488            32,301,295
r39    OPERATING INCOME (**)                   13,171,487            10,494,607
r40    NET INCOME OF MAJORITY INTEREST (**)     8,728,648             5,643,040
r41    NET CONSOLIDATED INCOME (**)             9,718,052             6,274,296
r47    DEPRECIATION AND AMORTIZATION            1,950,220             1,790,625

--------------------------------------------------------------------------------
  (**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                                  QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                FROM JULY 1 THROUGH SEPTEMBER 30, 2006 AND 2005
                                          (Thousands of Mexican Pesos)
                                                                                                           FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------
                                      CONCEPTS                            CURRENT YEAR                  PREVIOUS YEAR
   REF                                                       ---------------------------------------------------------------
   RT                                                                  Amount           %            Amount             %
----------------------------------------------------------------------------------------------------------------------------
  rt01    NET SALES                                                   9,220,060        100           8,448,168          100
  rt02    COST OF SALES                                               4,382,821         48           4,267,296           51
  RT03    GROSS PROFIT                                                4,837,239         52           4,180,872           49
  rt04    OPERATING EXPENSES                                          1,320,750         14           1,257,117           15
  RT05    OPERATING INCOME                                            3,516,489         38           2,923,755           35
  rt06    INTEGRAL FINANCING COST                                       669,903          7             475,070            6
  RT07    INCOME AFTER INTEGRAL FINANCING COST                        2,846,586         31           2,448,685           29
  rt08    OTHER EXPENSE AND INCOME, NET                                  44,540          0              98,587            1
  rt44    NON-RECURRING CHARGES                                           8,738          0              19,109            0
  RT09    INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
          SHARING                                                     2,793,308         30           2,330,989           28
  rt10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT
          SHARING                                                       (60,459)        (1)            446,083            5
  RT11    NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
          SHARING                                                     2,853,767         31           1,884,906           22
  rt12    SHARE IN NET INCOME OF NON-CONSOLIDATED
          SUBSIDIARIES AND ASSOCIATES                                  (137,241)        (1)             18,430            0
  RT13    CONSOLIDATED NET INCOME OF CONTINUING
          OPERATIONS                                                  2,716,526         29           1,903,336           23
  rt14    INCOME FROM DISCONTINUED OPERATIONS                                 0          0                   0            0
  RT15    CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY
          ITEMS                                                       2,716,526         29           1,903,336           23
  rt16    EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                           0          0                   0            0
  rt17    CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                       0          0                   0            0
  RT18    NET CONSOLIDATED INCOME                                     2,716,526         29           1,903,336           23
  rt19    NET INCOME OF MINORITY INTEREST                               230,163          2             171,355            2
  RT20    NET INCOME OF MAJORITY INTEREST                             2,486,363         27           1,731,981           21

----------------------------------------------------------------------------------------------------------------------------



                                  QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                           BREAKDOWN OF MAIN CONCEPTS
                                          (Thousands of Mexican Pesos)
                                                                                                                  FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
                                     CONCEPTS                    CURRENT YEAR                   PREVIOUS YEAR
   REF                                                           ---------------------------------------------------------------
   RT                                                               Amount            %            Amount           %
--------------------------------------------------------------------------------------------------------------------------------
  RT01    NET SALES                                                     9,220,060        100           8,448,168            100
  rt21    DOMESTIC                                                      8,100,911         88           7,470,277             88
  rt22    FOREIGN                                                       1,119,149         12             977,891             12
  rt23    TRANSLATED INTO DOLLARS (***)                                   111,288          1              88,394              1

  RT06    INTEGRAL FINANCING COST                                         669,903        100             475,070            100
  rt24    INTEREST EXPENSE                                                468,485         70             487,910            103
  rt42    LOSS (GAIN) ON RESTATEMENT OF UDI'S                              11,367          2               6,052              1
  rt45    OTHER FINANCIAL COSTS                                                 0          0                   0              0
  rt26    INTEREST INCOME                                                 274,806         41             173,658             37
  rt46    OTHER FINANCIAL PRODUCTS                                              0          0                   0              0
  rt25    FOREIGN EXCHANGE LOSS (GAIN), NET                               425,920         64             185,472             39
  rt28    RESULT FROM MONETARY POSITION                                    38,937          6             (30,706)            (6)

  RT10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING               (60,459)       100             446,083            100
  rt32    INCOME TAX AND ASSET TAX, CURRENT                              (277,507)       459             250,849             56
  rt33    INCOME TAX AND ASSET TAX, DEFERRED                              213,099       (352)            193,885             43
  rt34    EMPLOYEES' PROFIT SHARING, CURRENT                                3,949         (7)              1,349              0
  rt35    EMPLOYEES' PROFIT SHARING, DEFERRED                                   0          0                   0              0

--------------------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS


                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                               OTHER CONCEPTS
                        (Thousands of Mexican Pesos)
                                                                  FINAL PRINTING
--------------------------------------------------------------------------------
                   CONCEPTS                CURRENT YEAR          PREVIOUS YEAR
   REF                                   ---------------------------------------
   RT                                         Amount               Amount
--------------------------------------------------------------------------------

  rt47    DEPRECIATION AND AMORTIZATION      642,696               645,029

--------------------------------------------------------------------------------


                            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                               FROM JANUARY 1 THROUGH SEPTEMBER 30, 2006 AND 2005
                                          (Thousands of Mexican Pesos)
                                                                                                             FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------
                                    CONCEPTS                              CURRENT YEAR                    PREVIOUS YEAR
   REF                                                                 ------------------------------------------------------
    C                                                                        Amount                          Amount
-----------------------------------------------------------------------------------------------------------------------------
   c01    CONSOLIDATED NET INCOME                                           6,475,780                       4,145,137
   c02     + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
           USING RESOURCES                                                  2,462,401                       2,213,071
   C03    RESOURCES FROM NET INCOME FOR THE YEAR                            8,938,181                       6,358,208
   c04    RESOURCES PROVIDED OR USED IN OPERATION                            (176,531)                       (947,951)
   C05    RESOURCES PROVIDED BY (USED FOR) OPERATING
           ACTIVITIES                                                       8,761,650                       5,410,257
   c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL
          FINANCING ACTIVITIES                                                514,358                      (4,182,071)
   c07    RESOURCES PROVIDED BY (USED FOR) INTERNAL
          FINANCING ACTIVITIES                                             (3,683,597)                     (5,083,122)
   C08    RESOURCES PROVIDED BY (USED FOR) FINANCING
          ACTIVITIES                                                       (3,169,239)                     (9,265,193)
   C09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                       (4,385,776)                     (2,166,304)
   c10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
          INVESTMENTS                                                       1,206,635                      (6,021,240)
   c11    CASH AND SHORT-TERM INVESTMENTS AT THE
          BEGINNING OF PERIOD                                              15,142,497                      17,620,140
   c12    CASH AND SHORT-TERM INVESTMENTS AT THE END
          OF PERIOD                                                        16,349,132                      11,598,900

-----------------------------------------------------------------------------------------------------------------------------


                            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                           BREAKDOWN OF MAIN CONCEPTS
                                          (Thousands of Mexican Pesos)
                                                                                                           FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------
                                     CONCEPTS                              CURRENT YEAR               PREVIOUS YEAR
   REF                                                                   --------------------------------------------------
    C                                                                              Amount                      Amount
---------------------------------------------------------------------------------------------------------------------------
   C02     + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
           USING RESOURCES                                                       2,462,401                   2,213,071
   c13     + DEPRECIATION AND AMORTIZATION FOR THE YEAR                         1,950,220                   1,790,624
   c41     + (-) OTHER ITEMS                                                      512,181                     422,447

   C04    RESOURCES PROVIDED OR USED IN OPERATION                                (176,531)                   (947,951)
   c18     + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                     8,369,365                   7,671,276
   c19     + (-) DECREASE (INCREASE) IN INVENTORIES                               269,303                     830,277
   c20     + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
          RECEIVABLE AND OTHER ASSETS                                            (648,270)                     (7,984)
   c21     + (-) INCREASE (DECREASE) IN SUPPLIERS                                 408,479                     133,420
   c22     + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                      (8,575,408)                 (9,574,940)

   C06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL
          FINANCING ACTIVITIES                                                    514,358                  (4,182,071)
   c23     + BANK FINANCING                                                     3,500,000                           -
   c24     + STOCK MARKET FINANCING                                                     -                   6,723,373
   c25     + DIVIDEND RECEIVED                                                          -                           -
   c26     + OTHER FINANCING                                                            -                           -
   c27     (-) BANK FINANCING AMORTIZATION                                       (124,736)                 (1,218,252)
   c28     (-) STOCK MARKET FINANCING AMORTIZATION                             (3,158,780)                 (9,008,049)
   c29     (-) OTHER FINANCING AMORTIZATION                                       (16,199)                   (102,585)
   c42     + (-) OTHER ITEMS                                                      314,073                    (576,558)

   C07    RESOURCES PROVIDED BY (USED FOR) INTERNAL
          FINANCING ACTIVITIES                                                 (3,683,597)                 (5,083,122)
   c30     + (-) INCREASE (DECREASE) IN CAPITAL STOCK                                   -                           -
   c31     (-) DIVIDENDS PAID                                                  (1,102,677)                 (4,412,004)
   c32     + PREMIUM ON SALE OF SHARES                                                  -                           -
   c33     + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                  -                           -
   c43     + (-) OTHER ITEMS                                                   (2,580,920)                   (671,118)

   C09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                           (4,385,776)                 (2,166,304)
   c34     + (-) DECREASE (INCREASE) IN  PERMANENT INVESTMENTS                 (1,145,854)                     82,716
   c35     (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                    (2,036,650)                 (1,629,405)
   c36     (-) INCREASE IN CONSTRUCTION IN PROGRESS                                     -                           -
   c37     + (-) SALE OF OTHER PERMANENT INVESTMENTS                                    -                           -
   c38     + SALE OF TANGIBLE FIXED ASSETS                                        350,874                     240,435
   c39     + (-) OTHER ITEMS                                                   (1,554,146)                   (860,050)

---------------------------------------------------------------------------------------------------------------------------


                                                     RATIOS
                                                  CONSOLIDATED
                                                                                                           FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------
   REF                              CONCEPTS                              CURRENT YEAR             PREVIOUS YEAR
    P
--------------------------------------------------------------------------------------------------------------------------
          YIELD
   p01    NET INCOME TO NET SALES                                        24.18        %         17.72        %
   p02    NET INCOME TO STOCKHOLDERS' EQUITY (**)                        27.46        %         20.43        %
   p03    NET INCOME TO TOTAL ASSETS (**)                                13.41        %          9.82        %
   p04    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                     17.57        %         96.53        %
   p05    RESULT FROM MONETARY POSITION TO NET INCOME                    (1.57)       %         (0.31)       %

          ACTIVITY
   p06    NET SALES TO NET ASSETS (**)                                    0.50    times          0.50    times
   p07    NET SALES TO FIXED ASSETS (**)                                  1.79    times          1.62    times
   p08    INVENTORIES TURNOVER (**)                                       4.85    times          4.27    times
   p09    ACCOUNTS RECEIVABLE IN DAYS OF SALES                           51.46    days          42.34    days
   p10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)               9.69        %         11.01        %

          LEVERAGE
   p11    TOTAL LIABILITIES TO TOTAL ASSETS                              54.10        %         56.42        %
   p12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                       1.17    times          1.29    times
   p13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES              36.53        %         49.87        %
   p14    LONG-TERM LIABILITIES TO FIXED ASSETS                          93.63        %        103.19        %
   p15    OPERATING INCOME TO INTEREST PAID                               6.68    times          4.62    times
   p16    NET SALES TO TOTAL LIABILITIES (**)                             0.93    times          0.89    times

          LIQUIDITY
   p17    CURRENT ASSETS TO CURRENT LIABILITIES                           5.54    times          3.76    times
   p18    CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES                                                     5.02    times          3.08    times
   p19    CURRENT ASSETS TO TOTAL LIABILITIES                             1.01    times          0.60    times
   p20    AVAILABLE ASSETS TO CURRENT LIABILITIES                       227.06        %        200.97        %

          STATEMENTS OF CHANGES
   p21    RESOURCES FROM NET INCOME TO NET SALES                         33.38        %         27.18        %
   p22    RESOURCES FROM CHANGES IN WORKING CAPITAL TO
          NET SALES                                                      (0.65)       %         (4.05)       %
   p23    RESOURCES GENERATED (USED) IN OPERATING TO
          INTEREST PAID                                                   6.11    times          3.33    times
   p24    EXTERNAL FINANCING TO RESOURCES PROVIDED BY
          (USED FOR) FINANCING                                          (16.22)       %         45.13        %
   p25    INTERNAL FINANCING TO RESOURCES PROVIDED BY
          (USED FOR) FINANCING                                          116.22        %         54.86        %
   p26    ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO
          RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                     46.43        %         75.21        %

--------------------------------------------------------------------------------------------------------------------------
  (**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.





                                                 DATA PER SHARE
                                        CONSOLIDATED FINANCIAL STATEMENT
                                                                                                                    FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------------
                                     CONCEPTS                               CURRENT YEAR                 PREVIOUS YEAR
   REF                                                                    --------------------------------------------------------
    D                                                                         AMOUNT                         AMOUNT
----------------------------------------------------------------------------------------------------------------------------------
   d01    BASIC PROFIT PER ORDINARY SHARE (**)                             $       .03                    $       .02

   d02    BASIC PROFIT PER PREFERRED SHARE (**)                            $       .00                    $       .00

   d03    DILUTED PROFIT PER ORDINARY SHARE (**)                           $       .00                    $       .00

   d04    CONTINUING OPERATING PROFIT PER COMMON SHARE (**)                $       .03                    $       .02

   d05    EFFECT OF DISCONTINUED OPERATION ON CONTINUING
          OPERATING PROFIT PER SHARE (**)                                  $       .00                    $       .00

   d06    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                       $       .00                    $       .00

   d07    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                       $       .00                    $       .00

   d08    CARRYING VALUE PER SHARE                                         $       .09                    $       .08

   d09    CASH DIVIDEND ACCUMULATED PER SHARE                              $       .00                    $       .01

   d10    DIVIDEND IN SHARES PER SHARE                                             .00  shares                    .00  shares

   d11    MARKET PRICE TO CARRYING VALUE                                          4.26  times                    4.06  times

   d12    MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)                   15.66  times                   19.94  times

   d13    MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)                    .00  times                     .00  times

----------------------------------------------------------------------------------------------------------------------------------
  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                       FINANCIAL STATEMENT NOTES (1)
                                                                    CONSOLIDATED
                                                                  FINAL PRINTING
--------------------------------------------------------------------------------

STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

LINE C43: "OTHER ITEMS" INCLUDES PS.512,938 OF RESALE OF SHARES, PS.(2,468,775) OF REPURCHASE OF SHARES, PS.58,740 OF SHARES COMPENSATION PLAN, PS.365,961 OF BENEFIT DILUTION IN GRUPO INNOVA PS.(675,090) FOR CAPITAL DISTRIBUTION IN CONNECTION WITH THE ACQUISITION OF MINORITY INTEREST IN GRUPO INNOVA AND PS.(374,694) RELATED TO THE RECOGNITION OF SHARES OF UNIVISION AS AN AVAILABLE-FOR-SALE INVESTMENT.

THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.


                                        ANALYSIS OF PAID CAPITAL STOCK
                                                                                                                        CONSOLIDATED
                                                                                                                      FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               CAPITAL STOCK
                                                            NUMBER OF SHARES                            (Thousands of Mexican Pesos)
                               -----------------------------------------------------------------------------------------------------
           NOMINAL    VALID           FIXED         VARIABLE                             FREE
SERIES      VALUE     COUPON         PORTION        PORTION        MEXICAN           SUBSCRIPTION          FIXED            VARIABLE
------------------------------------------------------------------------------------------------------------------------------------
A                                 113,707,239,240               113,707,239,240                          852,636
------------------------------------------------------------------------------------------------------------------------------------
B                                  53,496,609,979                53,496,609,979                          411,974
------------------------------------------------------------------------------------------------------------------------------------
D                                  85,108,184,926                85,108,184,926                          629,782
------------------------------------------------------------------------------------------------------------------------------------
L                                  85,108,184,926                                    85,108,184,926      629,782
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                             337,420,219,071          0    252,312,034,145      85,108,184,926    2,524,174                 0
------------------------------------------------------------------------------------------------------------------------------------

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION WAS SENT:   337,420,219,071
                                                                                                      ---------------


NOTES:

     THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES
     REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTES TO
     CONSOLIDATED FINANCIAL STATEMENTS.

     EFFECTIVE MARCH 22, 2006, WAS CHANGE OF 20 TO 5 CPOS, WHO REPRESENTING
     ANY GDS.


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:               TLEVISA                   DATE:    10/27/2006

GENERAL DATA OF ISSUER
--------------------------------------------------------------------------------


COMPANY'S NAME:                    GRUPO TELEVISA, S.A.
ADDRESS:                           AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                      SANTA FE
ZIP CODE:                          01210
CITY AND STATE:                    MEXICO, D.F.
TELEPHONE:                         5261-20-00
FAX:                               5261-24-94
INTERNET ADDRESS:                  www.televisa.com.mx
                                   -------------------



TAX DATA OF THE ISSUER
--------------------------------------------------------------------------------

COMPANY TAX CODE:                  GTE901219GK3
ADDRESS:                           AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                      SANTA FE
ZIP CODE:                          01210
CITY AND STATE:                    MEXICO, D.F.



EXECUTIVES DATA
--------------------------------------------------------------------------------

BMV POSITION:            CHAIRMAN OF THE BOARD
POSITION:                CHAIRMAN OF THE BOARD
NAME:                    SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                 AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:            DOCTORES
ZIP CODE:                06724
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5709-42-89
FAX:                     5709-39-88
E-MAIL:                  emilio@televisa.com.mx
                         ----------------------

--------------------------------------------------------------------------------

BMV POSITION:            GENERAL DIRECTOR
POSITION:                PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                    SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                 AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:            DOCTORES
ZIP CODE:                06724
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5709-42-89
FAX:                     5709-39-88
E-MAIL:                  emilio@televisa.com.mx
                         ----------------------

--------------------------------------------------------------------------------

BMV POSITION:            FINANCE DIRECTOR
POSITION:                CHIEF FINANCIAL OFFICER
NAME:                    LIC. SALVI  FOLCH VIADERO
ADDRESS:                 AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:            SANTA FE
ZIP CODE:                01210
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5261-25-80
FAX:                     5261-20-39
E-MAIL:                  sfolch@televisa.com.mx
                         ----------------------

--------------------------------------------------------------------------------

BMV POSITION:            RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:                VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:                    LIC. JOAQUIN BALCARCEL SANTA CRUZ
ADDRESS:                 AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:            SANTA FE
ZIP CODE:                01210
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5261-24-33
FAX:                     5261-25-46
E-MAIL:                  jbalcarcel@televisa.com.mx
                         --------------------------

--------------------------------------------------------------------------------

BMV POSITION:             RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:                 DIRECTOR FINANCIAL OFFICER
NAME:                     LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:                  AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:             SANTA FE
ZIP CODE:                 01210
CITY AND STATE:           MEXICO, D.F.
TELEPHONE:                5261-21-35
FAX:                      5261-25-24
E-MAIL:                   gphilips@televisa.com.mx
                          ------------------------

--------------------------------------------------------------------------------

BMV POSITION:             RESPONSIBLE FOR LEGAL MATTERS
POSITION:                 VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:                     LIC. JOAQUIN BALCARCEL SANTA CRUZ
ADDRESS:                  AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:             SANTA FE
ZIP CODE:                 01210
CITY AND STATE:           MEXICO, D.F.
TELEPHONE:                5261-24-33
FAX:                      5261-25-46
E-MAIL:                   jbalcarcel@televisa.com.mx
                          --------------------------

--------------------------------------------------------------------------------

BMV POSITION:             RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:                 DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                     C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                  AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:             SANTA FE
ZIP CODE:                 01210
CITY AND STATE:           MEXICO, D.F.
TELEPHONE:                5261-25-77
FAX:                      5261-20-43
E-MAIL:                   rglima@televisa.com.mx
                          ----------------------

--------------------------------------------------------------------------------

BMV POSITION:             RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:                 DIRECTOR OF INVESTOR RELATIONS
NAME:                     LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                  AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:             SANTA FE
ZIP CODE:                 01210
CITY AND STATE:           MEXICO, D.F.
TELEPHONE:                5261-24-46
FAX:                      5261-24-94
E-MAIL:                   mboyance@televisa.com.mx
                          ------------------------

--------------------------------------------------------------------------------

BMV POSITION:            RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                DIRECTOR OF INVESTOR RELATIONS
NAME:                    LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                 AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:            SANTA FE
ZIP CODE:                01210
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5261-24-46
FAX:                     5261-24-94
E-MAIL:                  mboyance@televisa.com.mx
                         ------------------------

--------------------------------------------------------------------------------

BMV POSITION:            SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                EXTERNAL GENERAL COUNSEL
NAME:                    LIC. RICARDO MALDONADO YANEZ
ADDRESS:                 MONTES URALES # 505, PISO 3
NEIGHBORHOOD:            LOMAS DE CHAPULTEPEC
ZIP CODE:                11000
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5201-74-47
FAX:                     5520-10-65
E-MAIL:                  rmaldonado@macf.com.mx
                         ----------------------

--------------------------------------------------------------------------------

BMV POSITION:            RESPONSIBLE FOR PAYMENT
POSITION:                DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                    C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                 AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:            SANTA FE
ZIP CODE:                01210
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5261-25-77
FAX:                     5261-20-43
E-MAIL:                  rglima@televisa.com.mx
                         ----------------------

--------------------------------------------------------------------------------



BOARD OF DIRECTORS
--------------------------------------------------------------------------------

POSITION:                 PRESIDENT
NAME:                     EMILIO FERNANDO AZCARRAGA JEAN

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     EMILIO FERNANDO AZCARRAGA JEAN

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JOAQUIN BALCARCEL SANTA CRUZ

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     ALFONSO DE ANGOITIA NORIEGA

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     SALVI RAFAEL FOLCH VIADERO

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     JULIO BARBA HURTADO

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JORGE LUTTEROTH ECHEGOYEN

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     JOSE ANTONIO BASTON PATINO

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     RAFAEL CARABIAS PRINCIPE

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     MANUEL J. CUTILLAS COVANI

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     SALVI RAFAEL FOLCH VIADERO

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     GILBERTO PEREZALONSO CIFUENTES

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     FRANCISCO JOSE CHEVEZ ROBELO

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     FERNANDO SENDEROS MESTRE

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JUAN FERNANDO CALVILLO ARMENDARIZ

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     BERNARDO GOMEZ MARTINEZ

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     LEOPOLDO GOMEZ GONZALEZ BLANCO

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     CLAUDIO X. GONZALEZ LAPORTE

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     GUILLERMO NAVA GOMEZ-TAGLE

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     ENRIQUE KRAUZE KLEINBORT

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     MAXIMILIANO ARTEAGA CARLEBACH

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     ALEJANDRO QUINTERO INIGUEZ

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     FELIX ARAUJO RAMIREZ

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     MARIA ASUNCION ARAMBURUZABALA LARREGUI

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JUAN PABLO ANDRADE FRICH

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     CARLOS FERNANDEZ GONZALEZ

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     LUCRECIA ARAMBURUZABALA LARREGUI

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     CARLOS SLIM DOMIT

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JOSE HEREDIA BRETON

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     LORENZO H. ZAMBRANO TREVINO

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     ALEXANDRE MOREIRA PENNA DA SILVA

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     PEDRO ASPE ARMELLA

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JOSE ANTONIO LARA DEL OLMO

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     ALBERTO BAILLERES GONZALEZ

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     RAUL MORALES MEDRANO

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     ROBERTO HERNANDEZ RAMIREZ

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     ALBERTO MONTIEL CASTELLANOS

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     GERMAN LARREA MOTA VELASCO

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     JOSE LUIS FERNANDEZ FERNANDEZ

--------------------------------------------------------------------------------

POSITION:                 DIRECTOR
NAME:                     ENRIQUE FRANCISCO J. SENIOR HERNANDEZ

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE DIRECTOR
NAME:                     HERBERT ALLEN III

--------------------------------------------------------------------------------

POSITION:                 STATUTORY AUDITOR
NAME:                     MARIO SALAZAR ERDMANN

--------------------------------------------------------------------------------

POSITION:                 ALTERNATE STATUTORY AUDITOR
NAME:                     JOSE MIGUEL ARRIETA MENDEZ

--------------------------------------------------------------------------------

 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.





----------------------------------            ----------------------------------
     EMILIO AZCARRAGA JEAN                          SALVI FOLCH VIADERO
 PRESIDENT AND CHIEF EXECUTIVE                    CHIEF FINANCIAL OFFICER
           OFFICER



                     ----------------------------------
                       JOAQUIN BALCARCEL SANTA CRUZ
                         VICE PRESIDENT - LEGAL AND
                              GENERAL COUNSEL



                       MEXICO, D.F., OCTOBER 26, 2006


                                       ANALYSIS OF INVESTMENTS IN SHARES
                                                  SUBSIDIARIES
                                                                                                                        CONSOLIDATED
                                                                                                                      FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               NUMBER                          %
                    COMPANY NAME                               MAIN ACTIVITIES                OF SHARES                    OWNERSHIP
-----------------------------------------------------------------------------------------------------------------------------------
 1   CORPORATIVO VASCO DE QUIROGA,                PROMOTION AND DEVELOPMENT OF
     S.A. DE C.V.                                 COMPANIES                                        20,496,879               100.00
 2   CVQ ESPECTACULOS, S.A. DE C.V.               PROMOTION AND DEVELOPMENT OF
                                                  COMPANIES                                        15,714,444               100.00
 3   DTH EUROPA, S.A.                             PROMOTION AND DEVELOPMENT OF
                                                  COMPANIES                                         1,080,182                90.25
 4   EDITORA FACTUM, S.A. DE C.V.                 PROMOTION AND DEVELOPMENT OF
                                                  COMPANIES                                       747,105,580               100.00
 5   EDITORIAL TELEVISA, S.A. DE C.V.             PROMOTION AND DEVELOPMENT OF
                                                  COMPANIES                                         1,381,092               100.00
 6   FACTUM MAS, S.A. DE C.V.                     PROMOTION AND DEVELOPMENT OF
                                                  COMPANIES                                     5,486,461,136               100.00
 7   GRUPO DISTRIBUIDORAS INTERMEX,               DISTRIBUTION OF BOOKS
     S.A. DE C.V.                                 AND MAGAZINES                                   258,859,269               100.00
 8   CAMPUS AMERICA, S.A. DE C.V.                 PROMOTION AND DEVELOPMENT OF
                                                  COMPANIES                                       418,881,301               100.00
 9   PROMO-INDUSTRIAS                             PROMOTION AND DEVELOPMENT OF
     METROPOLITANAS, S.A. DE C.V.                 COMPANIES                                         1,679,739               100.00
 10  SISTEMA RADIOPOLIS, S.A. DE C.V.             COMMERCIALIZATION OF
                                                  RADIO PROGRAMMING                                76,070,313                50.00
 11  TELEPARABOLAS, S.L.                          MAINTENANCE OF PARABOLIC DISHES                       1,500               100.00
 12  TELESISTEMA MEXICANO, S.A. DE C.V.           COMMERCIALIZATION OF TELEVISION                 149,442,880               100.00
 13  TELEVISA ARGENTINA, S.A.                     COMMERCIAL OPERATION OF TELEVISION                1,425,000                95.00
 14  TELEVISA JUEGOS, S.A. DE C.V.                PROMOTION AND DEVELOPMENT OF
                                                  COMPANIES                                            65,249               100.00
 15  TELEVISION INDEPENDIENTE DE                  PROMOTION AND DEVELOPMENT OF
     MEXICO, S.A. DE C.V.                         COMPANIES                                        35,272,217               100.00

 16  CAPITALIZED INTEGRAL COST OF                 FOR THE YEARS 1994, 1995, 1996 AND 1998                   -                    -
     FINANCING

-----------------------------------------------------------------------------------------------------------------------------------




                                       ANALYSIS OF INVESTMENTS IN SHARES
                                                   ASSOCIATES
                                                                                                                       CONSOLIDATED
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               TOTAL AMOUNT
                                                                                                       (THOUSANDS OF MEXICAN PESOS)
                                                                       NUMBER            %            ------------------------------
             COMPANY NAME                         MAIN ACTIVITIES     OF SHARES      OWNERSHIP       ACQUISITION           BOOK
                                                                                                        COST               VALUE
----------------------------------------------------------------------------------------------------------------------------------
 1   ARGOS COMUNICACION, S.A. DE C.V.     OPERATION AND/OR
                                          BROADCASTING OF T.V.       33,000,000          30.00        137,000              45,767
 2   DIBUJOS ANIMADOS MEXICANOS           PRODUCTION OF
     DIAMEX, S.A. DE C.V.                 ANIMATED CARTOONS           1,735,560          49.00          4,384                 757
 3   EDITORIAL CLIO, LIBROS Y VIDEOS,     PUBLISHING AND PRINTING
     S.A. DE C.V.                         OF BOOKS AND MAGAZINES      3,227,050          30.00         32,270              16,481
 4   ENDEMOL MEXICO, S.A. DE C.V.         COMMERCIALIZATION OF
                                          TELEVISION PROGRAMMING         24,500          49.00             25              18,718
 5   EN VIVO ESPECTACULOS, S. DE R.L.     LIVE ENTERTAINMENT IN
     DE C.V.                              MEXICO                              2         100.00          4,898               1,217
 6   MAS FONDOS, S.A. DE C.V.             MUTUAL FUND DISTRIBUTION
                                          COMPANY                        99,758          46.55         99,758              (4,407)
 7   METROS CUBICOS, S.A. DE C.V.         PORTAL INTERNET             2,089,343          18.65         43,031               4,123
 8   OCESA ENTRETENIMIENTO, S.A. DE       LIVE ENTERTAINMENT IN
     C.V.                                 MEXICO                     14,100,000          40.00      1,062,811             481,109
 9   CONTROLADORA VUELA
     COMPANIA DE AVIACION, S.A. DE C.V.   CARRIER AIRLINE                    15          25.00        596,708             265,859
 10  GESTORA DE INVERSIONES               COMMERCIALIZATION OF
     AUDIOVISUALES  LA SEXTA S.A.         TELEVISION PROGRAMMING      2,480,405          40.00        818,222             302,147
 11  TELEVISORA DEL YAQUI, S.A. DE C.V.   OPERATION AND/OR
                                          BROADCASTING OF T.V.        4,124,986          15.00            412               7,005
 12  PUBLICIDAD VIRTUAL                   TV ADVERTISING
     LATINOAMERICANA, LTDA                SERVICES                            1         100.00         20,985              (1,089)
 13  TELEVISA EMI MUSIC, S.A DE C.V.      MUSIC RECORDING                    25          50.00             25              (6,826)
----------------------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENT IN ASSOCIATES                                                                 2,820,529           1,130,861
----------------------------------------------------------------------------------------------------------------------------------
     OTHER PERMANENT INVESTMENTS                                                                                        1,508,575
----------------------------------------------------------------------------------------------------------------------------------
     TOTAL                                                                                          2,820,529           2,639,436
----------------------------------------------------------------------------------------------------------------------------------



                                               CREDIT BREAK DOWN
                                          (Thousands of Mexican Pesos)
                                                                                                                       CONSOLIDATED
                                                                                                                     FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
                                                                    AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSANDS OF $)
                                                                --------------------------------------------------------------------
                                     AMORTIZATION    INTEREST                               TIME INTERVAL
                                                                --------------------------------------------------------------------
     CREDIT TYPE / INSTITUTION           DATE          RATE       CURRENT     UNTIL 1    UNTIL 2    UNTIL 3     UNTIL 4   UNTIL 5
                                                                   YEAR        YEAR       YEAR       YEAR         YEAR      YEAR
------------------------------------------------------------------------------------------------------------------------------------
                     BANKS
------------------------------------------------------------------------------------------------------------------------------------
FOREIGN TRADE
------------------------------------------------------------------------------------------------------------------------------------
SECURED
------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL BANKS
------------------------------------------------------------------------------------------------------------------------------------
BANAMEX, S.A.                         4/20/2016            8.74                                                            2,100,000
BANAMEX, S.A.                         4/23/2012           10.35                                               1,000,000    1,000,000
SANTANDER SERFIN                      4/21/2016            8.98                                                            1,400,000
BANAMEX, S.A.                         5/21/2009            9.70                                  1,162,460
BANAMEX, S.A.                          5/1/2008            8.93     120,000            480,000
BANK OF AMERICA                       3/31/2010            6.62
SUNTRUST BANK MIAMI, NATIONAL          4/1/2008            3.52
LEASING DE COLOMBIA                   6/28/2009           13.79
LEASING DE OCCIDENTE                  4/29/2007           15.86



------------------------------------------------------------------------------------------------------------------------------------
OTHER
------------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                         120,000        -   480,000   1,162,460    1,000,000    4,500,000
------------------------------------------------------------------------------------------------------------------------------------
                 STOCK MARKET
------------------------------------------------------------------------------------------------------------------------------------
             LISTED STOCK EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------
UNSECURED
------------------------------------------------------------------------------------------------------------------------------------
SECURED
------------------------------------------------------------------------------------------------------------------------------------
              PRIVATE PLACEMENTS
------------------------------------------------------------------------------------------------------------------------------------
UNSECURED
------------------------------------------------------------------------------------------------------------------------------------
UDI-DENOMINATED NOTES                    4/13/2007         8.15              962,250
HOLDERS                                  9/13/2011         8.41
HOLDERS                                  3/11/2032         8.94
HOLDERS                                  3/18/2025         6.97
HOLDERS                                  9/19/2013         9.86
------------------------------------------------------------------------------------------------------------------------------------
SECURED
------------------------------------------------------------------------------------------------------------------------------------
              TOTAL STOCK MARKET                                       0     962,250         0           0            0            0
------------------------------------------------------------------------------------------------------------------------------------
                   SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                  9/30/2006                         1,654,849
------------------------------------------------------------------------------------------------------------------------------------
                TOTAL SUPPLIERS                                        -   1,654,849         -           -            -            -
------------------------------------------------------------------------------------------------------------------------------------
      OTHER CURRENT LIABILITIES AND
              OTHER CREDITS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                  9/30/2006                         1,537,563
VARIOUS                                   9/7/2006        11.50
------------------------------------------------------------------------------------------------------------------------------------
                     TOTAL                                       120,000   4,154,662   480,000   1,162,460    1,000,000    4,500,000
------------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------------------------------
                                                      AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)
                                                --------------------------------------------------------------------------
                                                                               TIME INTERVAL
                                                --------------------------------------------------------------------------
           CREDIT TYPE / INSTITUTION                 CURRENT       UNTIL 1      UNTIL 2     UNTIL 3    UNTIL 4    UNTIL 5
                                                       YEAR          YEAR        YEAR        YEAR       YEAR       YEAR
--------------------------------------------------------------------------------------------------------------------------
                     BANKS
--------------------------------------------------------------------------------------------------------------------------
FOREIGN TRADE
--------------------------------------------------------------------------------------------------------------------------
SECURED
--------------------------------------------------------------------------------------------------------------------------
COMMERCIAL BANKS
--------------------------------------------------------------------------------------------------------------------------
BANAMEX, S.A.
BANAMEX, S.A.
SANTANDER SERFIN
BANAMEX, S.A.
BANAMEX, S.A.
BANK OF AMERICA                                            138          413         550         550    27,841
SUNTRUST BANK MIAMI, NATIONAL                                         4,390       4,391
LEASING DE COLOMBIA                                         11           33          53         185
LEASING DE OCCIDENTE                                       111           56



--------------------------------------------------------------------------------------------------------------------------
OTHER
--------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                260        4,892       4,994         735    27,841           -
--------------------------------------------------------------------------------------------------------------------------
                 STOCK MARKET
--------------------------------------------------------------------------------------------------------------------------
             LISTED STOCK EXCHANGE
--------------------------------------------------------------------------------------------------------------------------
UNSECURED
--------------------------------------------------------------------------------------------------------------------------
SECURED
--------------------------------------------------------------------------------------------------------------------------
              PRIVATE PLACEMENTS
--------------------------------------------------------------------------------------------------------------------------
UNSECURED
--------------------------------------------------------------------------------------------------------------------------
UDI-DENOMINATED NOTES
HOLDERS                                                                                                           789,734
HOLDERS                                                                                                         3,292,800
HOLDERS                                                                                                         6,585,600
HOLDERS                                                                                                           123,491
--------------------------------------------------------------------------------------------------------------------------
SECURED
--------------------------------------------------------------------------------------------------------------------------
              TOTAL STOCK MARKET                             0            0           0           0         0  10,791,625
--------------------------------------------------------------------------------------------------------------------------
                   SUPPLIERS
--------------------------------------------------------------------------------------------------------------------------
VARIOUS
VARIOUS                                                           1,781,240
--------------------------------------------------------------------------------------------------------------------------
                TOTAL SUPPLIERS                              -    1,781,240           -           -         -           -
--------------------------------------------------------------------------------------------------------------------------
         OTHER CURRENT LIABILITIES AND
                 OTHER CREDITS
--------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                 20,368      413,085
VARIOUS                                                                          95,407     106,977   119,950     838,914
--------------------------------------------------------------------------------------------------------------------------
                     TOTAL                              20,628    2,199,217     100,401     107,712   147,791  11,630,539
--------------------------------------------------------------------------------------------------------------------------

NOTES

     THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
     WERE AS FOLLOWS:

               $      10.9760   PESOS PER U.S. DOLLAR
                       0.0045   PESOS PER COLOMBIAN PESO


                                       MONETARY FOREIGN CURRENCY POSITION
                                          (Thousands of Mexican Pesos)
                                                                                                                  CONSOLIDATED
                                                                                                                FINAL PRINTING
-------------------------------------------------------------------------------------------------------------------------------
                                                        DOLLARS                       OTHER CURRENCIES
                                           ---------------------------------------------------------------------      TOTAL
             TRADE BALANCE                    THOUSANDS        THOUSANDS         THOUSANDS        THOUSANDS         THOUSANDS
                                              OF DOLLARS        OF PESOS        OF DOLLARS         OF PESOS         OF PESOS
-------------------------------------------------------------------------------------------------------------------------------
MONETARY ASSETS                                2,390,401       26,237,041           220,683        2,422,217        28,659,258

LIABILITIES POSITION                           1,298,548       14,252,863            42,740          469,114        14,721,977

        SHORT-TERM LIABILITIES POSITION          170,060        1,866,579            42,309          464,383         2,330,962

        LONG-TERM LIABILITIES POSITION         1,128,488       12,386,284               431            4,731        12,391,015

-------------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                    1,091,853       11,984,178           177,943        1,953,103        13,937,281
-------------------------------------------------------------------------------------------------------------------------------


NOTES

CURRENT ASSET INCLUDES U.S.$1,094,370 THOUSAND RELATED TO A FINANCIAL ASSET AVAILABLE FOR SALE, AS WELL AS U.S.$11,426 THOUSAND RELATED TO RESTRICTED CASH, AND U.S.$70,325 THOUSAND OF LONG-TERM NOTES RECEIVABLE, WHICH ARE CLASSIFIED AS NON-CURRENT ASSETS.

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

            $   10.9760  PESOS PER U.S. DOLLAR
                13.9304  PESOS PER EURO
                 3.5417  PESOS PER ARGENTINEAN PESO
                 0.0203  PESOS PER CHILEAN PESO
                10.9760  PESOS PER PANAMANIAN BALBOA
                 0.0045  PESOS PER COLOMBIAN PESO
                 3.3793  PESOS PER PERUVIAN NUEVO SOL
                10.9760  PESOS PER ECUADORIAN SUCRE
                 0.0051  PESOS PER VENEZUELAN BOLIVAR
                 8.8000  PESOS PER SWISS FRANC

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.12,391,015 IS REPORTED AS FOLLOWS:
REF S27 LONG-TERM LIABILITIES   PS.11,986,443
REF S69 OTHER LONG-TERM LIABILITIES   PS.404,572



                                         RESULT FROM MONETARY POSITION
                                          (Thousands of Mexican Pesos)
                                                                                                               CONSOLIDATED
                                                                                                             FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------
                                                                        (ASSET) LIABILITY                           MONTHLY
          MONTH                     MONETARY          MONETARY             MONETARY             MONTHLY             PROFIT
                                     ASSETS          LIABILITIES           POSITION            INFLATION          AND (LOSS)
----------------------------------------------------------------------------------------------------------------------------
JANUARY                           27,549,670        25,566,260             1,983,410               0.58              11,631

FEBRUARY                          28,738,101        25,181,438             3,556,663               0.15               5,442

MARCH                             30,058,664        25,546,612             4,512,052               0.12               5,658

APRIL                             30,018,302        25,540,733             4,477,569               0.14               6,564

MAY                               27,646,271        27,139,452               506,819              (0.44)             (2,256)

JUNE                              29,316,228        27,548,286             1,767,942               0.08               1,526

JULY                              27,798,817        27,123,758               675,059               0.27               1,851

AUGUST                            26,658,573        26,404,947               253,626               0.51               1,294

SEPTEMBER                         24,420,298        26,392,908            (1,972,610)              0.79             (15,765)

RESTATEMENT                                                                        -                                    454

CAPITALIZATION                                                                     -                                      -

FOREIGN CORP.                                                                      -                                 14,325

OTHER                                                                              -                                 71,234

----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                               101,958
----------------------------------------------------------------------------------------------------------------------------

NOTES

     THE AMOUNT REFLECTED IN "OTHER" INCLUDES PS. 70,990, FROM MONETARY
     POSITION DERIVED FROM DEFERRED TAXES, WHICH WAS CLASSIFIED IN THE
     DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES
     PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.


                              DEBT INSTRUMENTS
                                                                 CONSOLIDATED
                                                                 FINAL PRINTING
--------------------------------------------------------------------------------
     FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

     THE AGREEMENTS OF THE U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF SEPTEMBER 30, 2006), U.S.$600 MILLION AND U.S.$300 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A. WITH MATURITY IN 2011, 2025 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.


     THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$11.3 MILLION ARE OUTSTANDING AS OF SEPTEMBER 30,
     2006), ISSUED BY INNOVA, S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.



     ACTUAL SITUATION OF FINANCIAL RESTRICTIONS

     AT SEPTEMBER 30, 2006, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.


                                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
                                                                                                                   CONSOLIDATED
                                                                                                                 FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------

            PLANT OR CENTER                         ECONOMIC ACTIVITY                    PLANT                UTILIZATION
                                                                                        CAPACITY                  (%)
--------------------------------------------------------------------------------------------------------------------------------
TELEVISION:                                                                                   0                       0
CORPORATIVO SANTA FE                     HEADQUARTERS                                         0                       0
TELEVISA SAN ANGEL                       PRODUCTION AND BROADCASTING PROGRAMMING.             0                       0
TELEVISA CHAPULTEPEC                     PRODUCTION AND BROADCASTING PROGRAMMING.             0                       0
REAL ESTATE                              LAND AND UNOCCUPIED, BUILDING,                       0                       0
                                         PARKING LOTS, ADMINISTRATIVE                         0                       0
                                         OFFICES, RADIO ANTENNAS,                             0                       0
                                         TELEVISION STATIONS FACILITIES.                      0                       0
TRANSMISSION STATIONS                    BROADCASTER STATIONS.                                0                       0
PUBLISHING:                                                                                   0                       0
EDITORIALS                               ADMINISTRATION, SALES, PRODUCTION,                   0                       0
                                         STORAGE AND DISTRIBUTION OF                          0                       0
                                         MAGAZINES AND NEWSPAPERS.                            0                       0
RADIO:                                                                                        0                       0
SISTEMA RADIOPOLIS, S.A. DE C.V.         BROADCASTER STATIONS.                                0                       0
CABLE TELEVISION:                                                                             0                       0
CABLEVISION, S.A. DE C.V.                CABLE TELEVISION, SIGNAL CONDUCTION                  0                       0
                                         AND TRANSMISSION EQUIPMENT.                          0                       0
OTHER BUSINESSES:                                                                             0                       0
IMPULSORA DEL DEPORTIVO -                SOCCER, SOCCER TEAMS, TRAINING                       0                       0
NECAXA, S.A. DE C.V. AND CLUB            FACILITIES, ADMINISTRATIVE OFFICES AND               0                       0
DE FUTBOL AMERICA, S.A. DE C.V.          THE AZTECA STADIUM.                                  0                       0


--------------------------------------------------------------------------------------------------------------------------------

NOTES





                                               MAIN RAW MATERIALS

                                                                                                                    CONSOLIDATED
                                                                                                                    FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------------
                                 MAIN                                                  MAIN             DOM.              COST
          DOMESTIC            SUPPLIERS                    FOREIGN                   SUPPLIERS         SUBST.          PRODUCTION
                                                                                                                          (%)
----------------------------------------------------------------------------------------------------------------------------------
PROGRAMS AND FILMS    ANIME CREATIVE
                      CORPORATION                                                                                            0.28
                      CINEMA INC,
                      S.A. DE C.V.                                                                                           0.24
                      CINEMATOGRAFICA
                      RODRIGUEZ, S.A.                                                                                        0.58
                      DIANA INTERNACIO-
                      NAL  FILMS, S.A.                                                                                       0.13
                      DIRSOL,
                      S.A. DE C.V.                                                                                           0.15
                      DISTRIBUIDORA RO-
                      MARI, S.A. DE C.V.                                                                                     2.60
                      GUSSI, S.A. DE C.V.                                                                                    3.31
                      HERMINE KINDLE
                      FUTCHER                                                                                                0.16
                      MARIA CLA-
                      RA MATA                                                                                                0.09
                      MULTIFILMS
                      BV                                                                                                     0.15
                      NUVISION, S.A.                                                                                         1.22
                      ORO FILMS,
                      S.A. DE C.V.                                                                                           0.19
                      PELICULAS  RODRI-
                      GUEZ, S.A.                                                                                             0.45
                      PRODUCCIONES
                      AGUILA, S.A.                                                                                           0.11
                      PRODUCCIONES
                      ROSAS PRIEGO                                                                                           0.31
                      PRODUCCIONES
                      TOBARI, S.A.                                                                                           1.22
                      PRODUCTORA
                      FILMICA REAL,
                      S.A. DE C.V.                                                                                           0.06
                      QUALITY FILMS,
                      S.A. DE C.V.                                                                                           0.41
                      SECINE, S.A. DE C.V.                                                                                   0.82
                      SOLFERINO
                      MEDIA, S.A. DE C.V.                                                                                    0.06
                      OTHER                                                                                                  0.89
                                                 PROGRAMS AND FILMS           ALFRED HABER
                                                                              DISTRIBUTION, INC.         NO                  0.15
                                                                              ALLIANCE ATLAN-
                                                                              TIS INTERNATIONAL          NO                  1.47
                                                                              AMERICA PRO-
                                                                              DUCCIONES, S.A.            NO                  2.26
                                                                              BBC WORLDWIDE
                                                                              AMERICA, INC.              NO                  0.31
                                                                              BETAFILM GMBH
                                                                              & CO.                      NO                  0.14
                                                                              BUENAVISTA
                                                                              INTERNATIONAL,
                                                                              INC.                       NO                  0.13
                                                                              CARSEY WERNER
                                                                              DISTRIBUTION,
                                                                              INC.                       NO                  0.11
                                                                              CONSTELLATION
                                                                              PICTURES, INC.             NO                  1.77
                                                                              CROWN MEDIA
                                                                              DISTRIBUTION,              NO
                                                                              LLC                                            0.35
                                                                              DIC ENTERTAIN              NO
                                                                              MENT CORP.                                     0.47
                                                                              DREAMWORKS                 NO
                                                                              LLC.                                           1.91
                                                                              ENTERTAINMENT              NO
                                                                              RIGHTS
                                                                              DISTRIBUTION               NO
                                                                              LIMITED                                        0.13
                                                                              FIREWORKS INTER-
                                                                              NATIONAL                   NO                  0.33
                                                                              FREMANTLE MEDIA
                                                                              LIMITED                    NO                  0.86
                                                                              HALLMARK ENTER-
                                                                              TAINMENT                   NO                  0.47
                                                                              HEARTS ENTER-
                                                                              TAINMENT, INC.                                 0.45
                                                                              INDEPENDENT                NO
                                                                              INTERNATIONAL              NO
                                                                              T.V. INC.                                      2.76
                                                                              LIONS GATE
                                                                              FILM, INC.                 NO                  0.12
                                                                              LYONS
                                                                              PARTNERSHIP                                    0.33
                                                                              MARATHON                   NO
                                                                              INTERNATIONAL                                  0.45
                                                                              METRO GOLDWYN              NO
                                                                              MAYER INTERNATI-
                                                                              ONAL                       NO                  4.93
                                                                              MORGAN CREEK
                                                                              INTERNATIONAL,             NO
                                                                              INC.                                           0.23
                                                                              MTV NETWORKS               NO                  0.43
                                                                              A DIVISION OF
                                                                              CORP.                      NO                  1.97
                                                                              MULTIFILMS
                                                                              BV                         NO                  0.61
                                                                              PANAMERICAN
                                                                              WORLD
                                                                              INVESTMENTS,
                                                                              LLC.                       NO                  0.15
                                                                              PARAMOUNT
                                                                              PICTURES,
                                                                              CORP.                      NO                  3.93
                                                                              POKEMON
                                                                              USA, INC.                  NO                  0.28
                                                                              RAINBOW,
                                                                              S.R.L.                                         0.08
                                                                              RCN TELEVISION,
                                                                              S.A.                       NO                  0.14
                                                                              REPRESENTA
                                                                              CIONES DE  TELE-
                                                                              VISION, INC.               NO                  0.08
                                                                              SALSA ENTER-
                                                                              TAINMENT, INC.             NO                  0.35
                                                                              SONY PICTURES
                                                                              TELEVISION
                                                                              INTERNATIONAL              NO                  8.16
                                                                              SONY CORPORA-
                                                                              TION OF AMERICA            NO                  4.36
                                                                              TELESCREEN
                                                                              DISTRIBUTION               NO                  0.22
                                                                              STUDIO CANAL
                                                                              IMAGE                      NO                  0.54
                                                                              TEPUY USA COR-
                                                                              PORATION                   NO                  0.56
                                                                              TOEI ANIMATION
                                                                              CO., LTD                   NO                  1.27
                                                                              TWENTIETH CEN-
                                                                              TURY FOX, INC.             NO                  4.60
                                                                              UNIVERSAL
                                                                              STUDIOS INTER-
                                                                              NATIONAL, B.V.             NO                 15.54
                                                                              WARNER BROS.
                                                                              INTERNATIONAL
                                                                              TELEVISION                 NO                 17.72
                                                                              WHILAND
                                                                              INTERNATIONAL
                                                                              INC.                       NO                  0.17
                                                                              ZACH MOTION
                                                                              PICTURES, INC.             NO                  2.21
                                                                              OTHER                      NO                  2.71
COAXIAL CABLE RG
MAYA 60               NACIONAL DE
                      CONDUCTORES,
                      S.A. DE C.V.                                                                                           2.90
                                                 CABLEMODEMS                  MOTOROLA, INC.             NO                  1.58
                                                 HILTI  BOLT                  HILTI  MEXICANA,
                                                                              S.A. DE C.V. NO 0.01
                                                 SWITCH                       CABLENETWORK
                                                                              MEXICO                     NO                  0.01
                                                 TWO OUTLET DEVICE AC 200     TVC CORPORATION           YES                  0.02
                                                 DECODER                      MOTOROLA, INC.             NO                 75.24
COUCHE PAPER          ABASTECEDORA
                      LUMEN, S.A.                                                                                            1.76
                      MAG PAPER                                                                                              0.17
                      PAPELERA
                      MOGHABA,
                      S.A.                                                                                                   0.02
                      SUMINISTROS
                      BROM, S.A.                                                                                             0.16
                      TORRAS PAPEL,
                      S.A.                                                                                                   0.19
                                                 COUCHE PAPER                 STORAM ENSON              YES                  5.55
                                                                              BULKLEY DUNTON            YES                 20.46
                                                                              M REAL                    YES                  2.40
                                                                              MYLLLIKOSKI
                                                                              PAPEL                     YES                  3.63
                                                                              BOWATER, INC.             YES                  0.37
                                                                              NORKE CANADA              YES                  0.05
                                                                              UPM                       YES                  6.82
                                                                              EDITORA
                                                                              GEMINIS, LTDA.            YES                  0.46
                                                                              INPACEL                   YES                  3.06
                                                                              EDITORES, S.A.            YES                  0.90
                                                                              EDITORIAL LA
                                                                              PATRIA                    YES                  1.95
                                                                              PRINTER
                                                                              COLOMBINA,
                                                                              S.A.                      YES                  0.33
                                                                              GRUPO OP
                                                                              GRAFICAS, S.A.            YES                  0.44
                                                                              PANAMERICANAS
                                                                              FORMAS E
                                                                              IMPRESION                 YES                  1.70
PAPER AND IMPRESSION  PRODUCTORA CO-
                      MERCIALIZADORA Y
                      EDITORES DE LI-
                      BROS , S.A. DE C.V.                                                                                    5.72
                      OFFSET
                      MULTICOLOR
                      S.A.                                                                                                   8.85
                      IMPRESOS MOINO                                                                                         0.84
                      PROCESOS IND
                      DE PAPEL, S.A.                                                                                         1.28
                      BARNICES PARA
                      EDICIONES DE
                      LIBROS, S.A.                                                                                           0.08
                      SERVICIOS PRO-
                      FESIONALES
                      DE IMPRESION,
                      S.A. DE C.V.                                                                                           0.68
                      GRUPO GRAFICO
                      ARENAL                                                                                                 0.32
                      LITOGRAFIA
                      MAGNO GRAFT,
                      S.A.                                                                                                   0.49
                      GRAFICA LA
                      PRENSA, S.A.                                                                                           0.13
                      QUEBECOR
                      WORDL MEXICO                                                                                           0.55
                      REFORSA                                                                                                1.05
                      METROCOLOR                                                                                             0.44
                      LITOGRAFICA
                      INGRAMEX, S.A.                                                                                         0.03
                                                 PAPER AND IMPRESSION         QUEBECOR
                                                                              CHILE, S.A.               YES                  2.68
                                                                              QUEBECOR
                                                                              WORLD
                                                                              BOGOTA                    YES                  5.07
                                                                              EDITORA
                                                                              FASUDI
                                                                              LTDA.                     YES                  0.01
                                                                              GEMINIS, LTDA.            YES                  0.11
                                                                              GRUPO OP GRA-
                                                                              FICAS, S.A.               YES                  4.33
                                                                              PRINTER COLOM-
                                                                              BINA, S.A.                YES                  1.61
                                                                              ST. IVES, INC.            YES                  6.51
                                                                              BEST LITHO                YES                  0.11
                                                                              EDITORES, S.A.            YES                  0.64
                                                                              RR DONELLY                YES                  1.82
                                                                              QUAD GRAPHICS             YES                  0.15
                                                                              PRO-OFFSET EDI-
                                                                              TORIAL, LTDA.             YES                  0.72
----------------------------------------------------------------------------------------------------------------------------------

NOTES


                       SALES DISTRIBUTION BY PRODUCT

                                   SALES
                                                                 CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
                                               NET SALES           MARKET
                                      ------------------------
             MAIN PRODUCTS               VOLUME       AMOUNT       SHARE
                                                                    (%)
-------------------------------------------------------------------------------

DOMESTIC SALES

INTERSEGMENT ELIMINATIONS                             (798,793)

TELEVISION:
-----------

PROGRAMMING HALF HOURS PRODUCED

(DOMESTIC)

ADVERTISED TIME SOLD (HALF HOURS)             5      14,057,263












OTHER INCOME                                             96,086

PROGRAMMING FOR PAY TELEVISION:
-------------------------------

SALE OF SIGNALS                                         588,105









ADVERTISED TIME SOLD                                    104,439








PUBLISHING:
-----------

MAGAZINE CIRCULATION                     47,174         621,473












PUBLISHING                                              556,935









OTHER INCOME                                             15,234

PUBLISHING DISTRIBUTION:                  7,963         145,356
-----------------------




SKY MEXICO
----------

DTH BROADCAST SATELLITE                               5,208,418

PAY PER VIEW                                            170,315

CHANNEL COMMERCIALIZATION                                94,684



CABLE TELEVISION:
-----------------

ANALOGIC AND DIGITAL SERVICE                          1,177,620

INTERNET SERVICES                                       128,488

SERVICE INSTALLATION                                     29,527

PAY PER VIEW                                             10,451

CHANNEL COMMERCIALIZATION                                27,800

OTHER                                                    33,433

RADIO:
------

ADVERTISED TIME SOLD                                    314,079









OTHER BUSINESSES:
-----------------

DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                         362,666






SPECIAL EVENTS AND SHOW PROMOTION                       417,013

INTERNET SERVICES                                       211,666





GAMING                                                   27,707
---------------------------------------------------------------

FOREIGN SALES

INTERSEGMENT ELIMINATIONS                               (9,707)

TELEVISION BROADCASTING:
------------------------

ADVERTISING TIME SOLD                                   334,827





OTHER INCOME                                             94,348

PROGRAMMING FOR PAY TELEVISION:
-------------------------------

SALES OF SIGNALS                                        230,204




ADVERTISING TIME SOLD                                    42,198



PROGRAMMING EXPORT:
-------------------

PROGRAMMING AND ROYALTIES                             1,530,843






PUBLISHING:
-----------

MAGAZINE CIRCULATION                     29,791         415,735








PUBLISHING                                              364,803





PUBLISHING DISTRIBUTION:                 11,065         168,800
-----------------------






OTHER BUSINESSES:

DISTRIBUTION OF FILM MOVIES                               4,494


----------------------------------------------------------------
TOTAL                                                26,776,510
----------------------------------------------------------------




                                                                                      FINAL PRINTING
----------------------------------------------------------------------------------------------------
                                                             MAIN
                                      --------------------------------------------------------------
             MAIN PRODUCTS                  TRADEMARKS                       CUSTOMERS

----------------------------------------------------------------------------------------------------


DOMESTIC SALES

INTERSEGMENT ELIMINATIONS

TELEVISION:
-----------

PROGRAMMING HALF HOURS PRODUCED

(DOMESTIC)

ADVERTISED TIME SOLD (HALF HOURS)                                     TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                      COMPANIA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
                                                                      THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
                                                                      BIMBO, S.A. DE C.V.
                                                                      MARCAS NESTLE, S.A. DE C.V.
                                                                      PEPSI COLA MEXICANA, S. DE R.L.  DE C.V.
                                                                      KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                      DANONE DE MEXICO, S.A. DE C.V.
                                                                      SABRITAS, S DE R.L. DE C.V.
                                                                      KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
                                                                      COMPANIA CERVECERA DEL TROPICO, S.A. DE C.V.
                                                                      S.C. JOHNSON AND SON, S.A. DE C.V.
OTHER INCOME                                                          VARIOUS

PROGRAMMING FOR PAY TELEVISION:
-------------------------------

SALE OF SIGNALS                                                       T.V. CABLE, S.A. DE C.V.
                                                                      OPERADORA CENTRAL DE CABLE, S.A. DE C.V.
                                                                      CABLEVISION RED, S.A. DE C.V.
                                                                      OPERADORA DEL PACIFICO DE CABLE, S.A. DE C.V.
                                                                      TELEVISION INTERNACIONAL, S.A. DE C.V.
                                                                      OPERADORA DE CABLE DE OCCIDENTE, S.A. DE C.V.
                                                                      TELEVICABLE DEL CENTRO, S.A. DE C.V.
                                                                      SERVICIOS DE COMUNICACION POR CABLE, S.A. DE C.V.
                                                                      CABLE OPERADORA DE LA COMARCA, S.A. DE C.V.
                                                                      TELECABLE DE CHIHUAHUA, S.A. DE C.V.
ADVERTISED TIME SOLD                                                  CERVECERIA MODELO, S.A. DE C.V.
                                                                      TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                      COMUNICACIONES NEXTEL DE MEXICO, S.A. DE C.V.
                                                                      SUAVE Y FACIL, S.A. DE C.V.
                                                                      OPERADORA DEFINITE, S.A. DE C.V.
                                                                      EL PALACIO DE HIERRO, S.A. DE C.V.
                                                                      ALESTRA, S. DE R.L. DE C.V.
                                                                      VOLKSWAGEN DE MEXICO, S.A. DE C.V.
                                                                      MARCAS NESTLE, S.A. DE C.V.
PUBLISHING:
-----------

MAGAZINE CIRCULATION                TV Y NOVELAS MAGAZINE,            GENERAL PUBLIC (AUDIENCE)
                                    TELEGUIA MAGAZINE,                DEALERS
                                    VANIDADES MAGAZINE                COMMERCIAL CENTERS (MALLS)
                                    COSMOPOLITAN MAGAZINE
                                    NATIONAL GEOGRAPHIC MAGAZINE
                                    TU MAGAZINE
                                    REBELDE MAGAZINE
                                    SOY AGUILA MAGAZINE
                                    MEN'S HEALTH MAGAZINE
                                    MUY INTERESANTE MAGAZINE
                                    BIG BANG MAGAZINE
                                    SOCCER EN ESPANOL MAGAZINE
                                    COCINA FACIL MAGAZINE
PUBLISHING                                                            FRABEL, S.A. DE C.V.
                                                                      KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                      DILTEX, S.A. DE C.V.
                                                                      FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
                                                                      ESPACIO PREFERENTE MEXICO, S.A. DE C.V.
                                                                      COMERCIALIZADORA DE CONTENIDOS A MOVILES, S.A. DE C.V.
                                                                      MEDIA PLANNING, S.A. DE C.V.
                                                                      BIMBO, S.A. DE C.V.
                                                                      TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                      COMPANIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME                                                          VARIOUS

PUBLISHING DISTRIBUTION:            MAGAZINE:                         GENERAL PUBLIC (AUDIENCE)
------------------------            "MAESTRA DE PREESCOLAR"           DEALERS
                                    "EL SOLITARIO"                    COMMERCIAL CENTERS (MALLS)
                                    "CINEMANIA"
                                    "REVISTA DEL CONSUMIDOR"
                                    "ENTREPRENEUR"

SKY MEXICO
----------

DTH BROADCAST SATELLITE             SKY                               SUBSCRIBERS

PAY PER VIEW

CHANNEL COMMERCIALIZATION                                             LG ELECTRONIC, S.A. DE C.V.
                                                                      COMUNICACIONES NEXTEL DE MEXICO, S.A. DE C.V.
                                                                      SOCIEDAD DE LA PUBLICIDAD DE DISTRIBUIDORES MITSUBISHI, S.C.
                                                                      PRODUCTORA IMAGEN, S.A. DE C.V.
CABLE TELEVISION:
-----------------

ANALOGIC AND DIGITAL SERVICE        CABLEVISION                       SUBSCRIBERS

INTERNET SERVICES

SERVICE INSTALLATION

PAY PER VIEW

CHANNEL COMMERCIALIZATION                                             TELEFONOS DE MEXICO, S.A. DE C.V.

OTHER                                                                 BANCO MERCANTIL DEL NORTE, S.A.
                                                                      UNIVERSIDAD TECNOLOGICA DE MEXICO, S.C.
RADIO:
------

ADVERTISED TIME SOLD                                                  PEGASO, PCS, S.A. DE C.V.
                                                                      COMPANIA CERVECERA DEL TROPICO, S.A. DE C.V.
                                                                      COOPERATIVA LA CRUZ AZUL, S.C.L.
                                                                      PROPIMEX, S.A. DE C.V.
                                                                      UNILEVER DE MEXICO, S DE R.L. DE C.V.
                                                                      CERVECERIA CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
                                                                      CORPORACION NORTEAMERICANA, S.A. DE C.V.
                                                                      FARMACIAS GI, S.A. DE C.V.
                                                                      BANCO MERCANTIL DEL NORTE, S.A.
                                                                      MARCAS NESTLE, S.A. DE C.V.
OTHER BUSINESSES:
-----------------

DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                       CINEPOLIS DEL PAIS, S.A. DE C.V.
                                                                      CINEMAS DE LA REPUBLICA, S.A. DE C.V.
                                                                      OPERADORA DE CINEMAS, S.A. DE C.V.
                                                                      MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                                                      CINEMARK DE MEXICO, S.A. DE C.V.
                                                                      QUALITY FILMS, S. DE R.L. DE C.V.
                                                                      GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION   AMERICA                           GENERAL PUBLIC (AUDIENCE)
                                    REAL SAN LUIS                     FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES                   ESMAS.COM                         RADIOMOVIL DIPSA, S.A. DE C.V.
                                                                      PEGASO PCS, S.A. DE C.V.
                                                                      MYALERCOM, S.A.
                                                                      IUSACELL, S.A. DE C.V.
                                                                      TELEFONOS DE MEXICO, S.A DE C.V.
                                                                      OPERADORA UNEFON, S.A. DE C.V.
GAMING                              PLAY CITY                         GENERAL PUBLIC (AUDIENCE)
-------------------------------------------------------------------------------------------------------------------------

FOREIGN SALES

INTERSEGMENT ELIMINATIONS

TELEVISION BROADCASTING:
------------------------

ADVERTISING TIME SOLD                                                 MCCANN ERICKSON, INC
                                                                      BBD&O
                                                                      SAATCHI & SAATCHI
                                                                      MEDIAEDGE, CIA.
                                                                      GSD&M ADVERTISING
                                                                      STARCOM
OTHER INCOME                                                          VARIOUS

PROGRAMMING FOR PAY TELEVISION:
-------------------------------

SALES OF SIGNALS                                                      DIRECTV ARGENTINA
                                                                      GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV.
                                                                      SKY CHILE TELEVISION
                                                                      SUPER CABLE, AKL.
                                                                      ECHOSTAR

ADVERTISING TIME SOLD                                                 MEDIA NETWORKS PERU,  S.A.C.
                                                                      CAPITAL MEDIA
                                                                      LA KD ENTETAINMENT
                                                                      NRD MEDIA
PROGRAMMING EXPORT:
-------------------

PROGRAMMING AND ROYALTIES           TELEVISA                          CORPORACION  VENEZOLANA DE TELEVISION
                                    TELEVISA                          ANTENA 3 DE TELEVISION, S.A.
                                    TELEVISA                          CORPORACION TELEVEN, S.A.
                                    TELEVISA                          PROCTER & GAMBLE HELLAS, LTD
                                    TELEVISA                          ILLIMANI DE COMUNICACIONES, S.A.
                                    TELEVISA                          TELEARTE, S.A. EMPRESA DE RADIO COMUNICACION
                                    TELEVISA

PUBLISHING:
-----------

MAGAZINE CIRCULATION                T.V. Y NOVELAS MAGAZINE           GENERAL PUBLIC (AUDIENCE)
                                    NATIONAL GEOGRAPHIC MAGAZINE      DEALERS
                                    REBELDE MAGAZINE                  COMMERCIAL CENTERS (MALLS)
                                    VANIDADES MAGAZINE
                                    COSMOPOLITAN MAGAZINE
                                    TU  MAGAZINE
                                    CARAS MEGAZINE
                                    MAXIM MEGAZINE
                                    CONDORITO MEGAZINE

PUBLISHING                                                            PROCTER & GAMBLE
                                                                      P & G PRESTIGE
                                                                      PARLUX INT'L
                                                                      ESTEE LAUDER
                                                                      JOHNSON & JOHNSON
                                                                      CINGULAR WIRELESS
PUBLISHING DISTRIBUTION:            SELECCIONES MAGAZINE              GENERAL PUBLIC (AUDIENCE)
------------------------            HOLA MAGAZINE                     DEALERS
                                    VEA MAGAZINE                      COMMERCIAL CENTERS (MALLS)
                                    SOHO MAGAZINE
                                    CROMOS MAGAZINE
                                    JET SET MAGAZINE
                                    SEMANA MAGAZINE
                                    DINERO MAGAZINE

OTHER BUSINESSES:
-----------------

DISTRIBUTION OF FILM MOVIES                                           WARNER HOME VIDEO, INC.
                                                                      NATIONAL AMUSEMENTS
                                                                      LOEWS THEATRE MANAGEMENT CORP.



                       SALES DISTRIBUTION BY PRODUCT

                               FOREIGN SALES


                                                                 CONSOLIDATED
                                                                 FINAL PRINTING
------------------------------------------------------------------------------------------
                                               NET SALES
                                      ------------------------
             MAIN PRODUCTS               VOLUME       AMOUNT       DESTINATION
------------------------------------------------------------------------------------------

FOREIGN SALES

TELEVISION BROADCASTING:
------------------------

ADVERTISING TIME SOLD                                   64,580    UNITED STATES OF AMERICA





OTHER INCOME                                            80,049    UNITED STATES OF AMERICA

PROGRAMMING FOR PAY TELEVISION:
-------------------------------

SALES OF SIGNALS                                       167,441    SPAIN
                                                                  ARGENTINA
                                                                  CHILE
                                                                  GUATEMALA
                                                                  COLOMBIA
                                                                  UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
-------------------

PROGRAMMING AND ROYALTIES                            1,530,843    UNITED STATES OF AMERICA
                                                                  CENTRAL AMERICA
                                                                  CARIBBEAN
                                                                  EUROPE
                                                                  SOUTH AMERICA
                                                                  AFRICA
                                                                  ASIA
OTHER BUSINESSES:

DISTRIBUTION OF FILM MOVIES                              4,494    UNITED STATES OF AMERICA

-------------------------------------------------------------------------------------------

SUBSIDIARIES ABROAD

TELEVISION BROADCASTING:
------------------------

ADVERTISING TIME SOLD                                  270,247    UNITED STATES OF AMERICA





OTHER INCOME                                            14,299    UNITED STATES OF AMERICA

PROGRAMMING FOR PAY TELEVISION:
-------------------------------

SALES OF SIGNALS                                        62,763    SPAIN
                                                                  ARGENTINA
                                                                  CHILE
                                                                  GUATEMALA
                                                                  COLOMBIA
                                                                  UNITED STATES OF AMERICA

ADVERTISING TIME SOLD                                   42,198



PUBLISHING:
-----------

MAGAZINE CIRCULATION                     29,791        415,735    GUATEMALA AND COSTA RICA
                                                                  UNITED STATES OF AMERICA
                                                                  PANAMA
                                                                  SOUTH AMERICA
                                                                  CENTRAL AMERICA


PUBLISHING                                             364,803





PUBLISHING DISTRIBUTION:                 11,065        168,800    PANAMA
------------------------                                          SOUTH AMERICA






INTERSEGMENT ELIMINATIONS                               (9,707)
------------------------------------------------------------------------------------------
TOTAL                                    40,856      3,176,545
------------------------------------------------------------------------------------------


FOREIGN SALES

TELEVISION BROADCASTING:
------------------------

ADVERTISING TIME SOLD                                             MCCANN ERICKSON, INC
                                                                  BBD&O
                                                                  SAATCHI & SAATCHI
                                                                  MEDIAEDGE, CIA.
                                                                  GSD&M ADVERTISING
                                                                  STARCOM
OTHER INCOME                                                      VARIOUS
PROGRAMMING FOR PAY TELEVISION:

SALES OF SIGNALS                                                  DIRECTV ARGENTINA
                                                                  GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV.
                                                                  SKY CHILE TELEVISION
                                                                  SUPER CABLE, AKL.
                                                                  ECHOSTAR

PROGRAMMING EXPORT:

PROGRAMMING AND ROYALTIES                TELEVISA                 CORPORACION  VENEZOLANA DE TELEVISION
                                         TELEVISA                 ANTENA 3 DE TELEVISION, S.A.
                                         TELEVISA                 CORPORACION TELEVEN, S.A.
                                         TELEVISA                 PROCTER & GAMBLE HELLAS, LTD
                                         TELEVISA                 ILLIMANI DE COMUNICACIONES, S.A.
                                         TELEVISA                 TELEARTE, S.A. EMPRESA DE RADIO COMUNICACION
                                         TELEVISA

OTHER BUSINESSES:

DISTRIBUTION OF FILM MOVIES                                       WARNER HOME VIDEO, INC.
                                                                  NATIONAL AMUSEMENTS
                                                                  LOEWS THEATRE MANAGEMENT CORP.
----------------------------------------------------------------------------------------------------------------

SUBSIDIARIES ABROAD

TELEVISION BROADCASTING:

ADVERTISING TIME SOLD                                             MCCANN ERICKSON, INC
                                                                  BBD&O
                                                                  SAATCHI & SAATCHI
                                                                  MEDIAEDGE, CIA.
                                                                  GSD&M ADVERTISING
                                                                  STARCOM
OTHER INCOME                                                      VARIOUS
PROGRAMMING FOR PAY TELEVISION:

SALES OF SIGNALS                                                  DIRECTV ARGENTINA
                                                                  GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
                                                                  SKY CHILE TELEVISION
                                                                  SUPER CABLE, AKL.
                                                                  ECHOSTAR

ADVERTISING TIME SOLD                                             MEDIA NETWORKS PERU,  S.A.C.
                                                                  CAPITAL MEDIA
                                                                  LA KD ENTERTAINMENT
                                                                  NRD MEDIA
PUBLISHING:

MAGAZINE CIRCULATION                     T.V. Y NOVELAS MAGAZINE  GENERAL PUBLIC (AUDIENCE)
                                         NATIONAL GEOGRAPHIC
                                           MAGAZINE               DEALERS
                                         REBELDE MAGAZINE         COMMERCIAL CENTERS (MALLS)
                                         VANIDADES MAGAZINE

                                         COSMOPOLITAN MAGAZINE
                                         TU  MAGAZINE
                                         CARAS MAGAZINE
                                         MAXIM MAGAZINE
                                         CONDORITO MAGAZINE

PUBLISHING                                                        PROCTER & GAMBLE
                                                                  P & G PRESTIGE
                                                                  PARLUX INT'L
                                                                  ESTEE LAUDER
                                                                  JOHNSON & JOHNSON
                                                                  CINGULAR WIRELESS
PUBLISHING DISTRIBUTION:                 SELECCIONES MAGAZINE     GENERAL PUBLIC (AUDIENCE)
                                         HOLA MAGAZINE            DEALERS
                                         VEA MAGAZINE             COMMERCIAL CENTERS (MALLS)
                                         SOHO MAGAZINE
                                         CROMOS MAGAZINE
                                         JET SET MAGAZINE
                                         SEMANA MAGAZINE
                                         DINERO MAGAZINE

INTERSEGMENT ELIMINATIONS
---------------------------------------------------------------------------------------------------------------
TOTAL
---------------------------------------------------------------------------------------------------------------




                           PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

                                                                                          CONSOLIDATED
                                                                                          FINAL PRINTING

---------------------------------------------------------------------------------------------------------

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT
SEPTEMBER 30, 2006, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND
MEXICAN PESOS):


DESCRIPTION                                AUTHORIZED AMOUNT    EXERCISED AMOUNT    PROGRESS %
---------------------------------------    -------------------  -----------------   -----------

U.S. DOLLAR DENOMINATED PROJECTS:
---------------------------------
DIGITALIZATION OF THE CABLE TELEVISION

    NETWORK                               U.S.$        155.6    U.S.$      140.7            90%

GAMING BUSINESS PROJECTS                                37.8                19.1            51%

INFORMATION TECHNOLOGY PROJECTS OF
    CABLE TELEVISION                                    19.0                17.7            93%

TECHNICAL EQUIPMENT FOR T.V. STATIONS                   13.3                11.0            83%

MEXICAN PESOS DENOMINATED PROJECTS:
-----------------------------------

INFORMATION TECHNOLOGY PROJECTS           PS.           38.3    PS.         31.9            83%

WALT MART PROJECT                                      206.4               129.9            63%


-------------------------------------------------------------------------------




    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)


                                                                 CONSOLIDATED
                                                                 FINAL PRINTING

-------------------------------------------------------------------------------

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN FRS, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN FRS AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

THROUGH JUNE 30, 2006, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE IN 2011 AND 2032, AND A PORTION OF ITS SENIOR NOTES DUE 2025 IN THE AMOUNT OF U.S.$400 MILLION. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT WAS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS). BEGINNING JULY 1, 2006, THE GROUP'S INVESTMENT IN SHARES OF UNIVISION IS ACCOUNTED FOR AS AN AVAILABLE-FOR-SALE FINANCIAL ASSET WHOSE FAIR VALUE IS BEING HEDGED IN RESPECT OF ANY FOREIGN CURRENCY FLUCTUATION WITH A DESIGNATED PORTION OF THE GROUP'S SENIOR NOTES DUE 2011, 2025 AND 2032, IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$771.9 MILLION. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS).

THE GROUP'S FINANCIAL STATEMENTS FOR SEPTEMBER 30, 2005 HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2006 BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2005 WAS
1.04093. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN FRS BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR SEPTEMBER 30, 2005, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR SEPTEMBER 2005 WOULD HAVE BEEN 1.04128.

-------------------------------------------------------------------------------



             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS

                                                                 CONSOLIDATED
                                                                 FINAL PRINTING

-------------------------------------------------------------------------------

MEXICO CITY, D.F., OCTOBER 26, 2006--GRUPO TELEVISA, S.A. (NYSE:TV; BMV:TLEVISA CPO; "TELEVISA" OR "THE COMPANY"), TODAY ANNOUNCED RESULTS FOR THE THIRD QUARTER OF 2006. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2006.

NET SALES

CONSOLIDATED NET SALES INCREASED 9.1% TO PS.9,220.1 MILLION IN THIRD QUARTER 2006 COMPARED WITH PS.8,448.2 MILLION IN THIRD QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN SKY MEXICO, TELEVISION BROADCASTING, CABLE TELEVISION, PROGRAMMING EXPORTS, PAY-TELEVISION NETWORKS, OTHER BUSINESSES, PUBLISHING, AND RADIO SEGMENTS. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN OUR PUBLISHING DISTRIBUTION SEGMENT.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)

CONSOLIDATED OIBDA INCREASED 16.5% TO PS.4,159.2 MILLION IN THIRD QUARTER 2006 COMPARED WITH PS.3,568.8 MILLION IN THIRD QUARTER 2005. CONSOLIDATED OIBDA MARGIN REACHED A THIRD-QUARTER RECORD OF 45.1%, UP FROM A MARGIN OF 42.2% REPORTED LAST YEAR. THE INCREASE IN CONSOLIDATED OIBDA REFLECTS HIGHER SALES PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING
EXPENSES. IN ADDITION, CONSOLIDATED OPERATING INCOME ROSE 20.3% TO PS.3,516.5 MILLION IN THIRD QUARTER 2006 COMPARED WITH PS.2,923.8 MILLION IN THIRD QUARTER 2005.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.642.7 MILLION AND PS.645 MILLION IN THIRD QUARTER OF 2006 AND 2005, RESPECTIVELY.

NET INCOME

NET INCOME INCREASED 43.6% TO PS.2,486.4 MILLION IN THIRD QUARTER 2006 COMPARED WITH PS.1,732 MILLION IN THIRD QUARTER 2005. THE NET INCREASE OF PS.754.4 MILLION REFLECTED I) A PS.590.4 MILLION INCREASE IN OIBDA, II) A PS.2.3 MILLION DECREASE IN DEPRECIATION AND AMORTIZATION, III) A PS.10.4 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES, IV) A PS.54.1 MILLION DECREASE IN OTHER EXPENSE, AND V) A PS.506.4 MILLION DECREASE IN INCOME TAXES. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY I) A PS.194.9 MILLION INCREASE IN INTEGRAL COST OF FINANCING, II) A PS.155.6 MILLION INCREASE IN EQUITY IN LOSSES OF AFFILIATES, AND III) A PS.58.7 MILLION INCREASE IN MINORITY INTEREST.

THIRD-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS THIRD-QUARTER RESULTS ENDED SEPTEMBER 30, 2006 AND 2005, FOR EACH OF OUR BUSINESS SEGMENTS. AMOUNTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2006.

TELEVISION BROADCASTING

THIRD-QUARTER SALES INCREASED 4.5% TO PS.4,992.3 MILLION COMPARED WITH PS.4,777.3 MILLION IN THIRD QUARTER 2005. THIS INCREASE WAS DRIVEN BY HIGHER ADVERTISING REVENUES RELATED TO I) HIGHER RATINGS IN OUR TELENOVELAS AND REALITY SHOWS, AND II) THE BROADCAST OF CERTAIN GAMES OF THE 2006 FIFA WORLD CUP DURING THE MONTH OF JULY.

THIRD-QUARTER OIBDA INCREASED 8.8% TO PS.2,530.3 MILLION COMPARED WITH PS.2,325.7 MILLION IN THIRD QUARTER 2005, AND OIBDA MARGIN REACHED A THIRD-QUARTER RECORD OF 50.7% COMPARED WITH 48.7% IN THIRD QUARTER 2005. THESE RESULTS REFLECT HIGHER SALES AND LOWER COST OF SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES

PAY TELEVISION NETWORKS

THIRD-QUARTER SALES INCREASED 14.6% TO PS.338.4 MILLION COMPARED WITH PS.295.4 MILLION IN THIRD QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO
I) HIGHER REVENUES FROM CHANNELS SOLD TO PAY-TELEVISION SYSTEMS IN MEXICO AND TO DIRECTV LATIN AMERICA'S BASIC PACKAGE; II) AN INCREASE IN SALES OF TUTV, OUR PAY-TELEVISION JOINT VENTURE WITH UNIVISION; AND III) HIGHER ADVERTISING SALES.

THIRD-QUARTER OIBDA INCREASED 21.7% TO PS.179.7 MILLION COMPARED WITH PS.147.7 MILLION IN THIRD QUARTER 2005, AND OIBDA MARGIN REACHED 53.1% COMPARED WITH 50% IN THIRD QUARTER 2005, DRIVEN BY HIGHER SALES AND LOWER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

PROGRAMMING EXPORT

THIRD-QUARTER SALES INCREASED 18.9% TO PS.575.4 MILLION COMPARED WITH PS.484.1 MILLION IN THIRD QUARTER 2005. THIS INCREASE REFLECTS HIGHER ROYALTIES PAID TO THE COMPANY UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, AS WELL AS HIGHER PROGRAMMING SALES TO LATIN AMERICA AND EUROPE, WHICH WERE PARTIALLY OFFSET BY LOWER PROGRAMMING SALES IN ASIA AND AFRICA AND BY A NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.11.7 MILLION. ROYALTIES FROM UNIVISION TOTALED US$34.6 MILLION IN THIRD QUARTER 2006 AND INCLUDED US$1.6 MILLION FROM PUERTO RICO AND A POSITIVE ADJUSTMENT OF US$2.3 MILLION FROM THE MONTH OF JUNE, COMPARED WITH A TOTAL OF US$27.8 MILLION RECEIVED DURING LAST YEAR'S THIRD QUARTER.

THIRD-QUARTER OIBDA INCREASED 55.7% TO PS.278.4 MILLION COMPARED WITH PS.178.8 MILLION IN THIRD QUARTER 2005, AND OIBDA MARGIN REACHED 48.4% COMPARED WITH 36.9% IN THIRD QUARTER 2005, REFLECTING HIGHER SALES AND LOWER COST OF SALES PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES.

PUBLISHING

THIRD-QUARTER SALES INCREASED 4.6% TO PS.678.1 MILLION COMPARED WITH PS.648.2 MILLION IN THIRD QUARTER 2005. THIS INCREASE REFLECTS I) SALES OF PS.34.4 MILLION IN EDITORA CINCO, WHICH WE BEGAN CONSOLIDATING IN OUR FINANCIAL STATEMENTS DURING THE FIRST QUARTER OF 2006; II) AN INCREASE IN ADVERTISING PAGES SOLD BOTH IN MEXICO AND ABROAD; AND III) HIGHER MAGAZINE CIRCULATION ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER MAGAZINE CIRCULATION IN MEXICO AND BY A NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.30.4 MILLION.

THIRD-QUARTER OIBDA INCREASED 8.6% TO PS.140.8 MILLION COMPARED WITH PS.129.7 MILLION IN THIRD QUARTER 2005, AND OIBDA MARGIN REACHED 20.8% COMPARED WITH 20% IN THIRD QUARTER 2005, REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND A MARGINAL INCREASE IN OPERATING EXPENSES, BOTH OF RESULTED PRIMARILY FROM THE CONSOLIDATION OF EDITORA CINCO AND HIGHER PAPER AND PRINTING COSTS.

PUBLISHING DISTRIBUTION

THIRD-QUARTER SALES DECREASED 9% TO PS.99.7 MILLION COMPARED WITH PS.109.6 MILLION IN THIRD QUARTER 2005. THIS DECREASE REFLECTS I) LOWER CIRCULATION IN MEXICO AND ABROAD OF MAGAZINES PUBLISHED BY THIRD PARTIES, AND II) THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.7.5 MILLION. THESE DECREASES WERE PARTIALLY OFFSET BY HIGHER CIRCULATION IN MEXICO AND ABROAD OF MAGAZINES PUBLISHED BY THE COMPANY.

THIRD-QUARTER OIBDA DECREASED 29.5% TO PS.3.1 MILLION COMPARED WITH PS.4.4 MILLION IN THIRD QUARTER 2005, AND OIBDA MARGIN DECREASED TO 3.1% COMPARED WITH 4% IN THIRD QUARTER 2005, REFLECTING LOWER SALES PARTIALLY OFFSET BY LOWER COST OF SALES AND OPERATING EXPENSES.

SKY MEXICO

THIRD-QUARTER SALES INCREASED 13.8% TO PS.1,880.8 MILLION, COMPARED WITH PS.1,653 MILLION IN THIRD QUARTER 2005. THE INCREASE IS ATTRIBUTABLE TO A 16% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF SEPTEMBER 30, 2006, REACHED 1,411,600 GROSS ACTIVE SUBSCRIBERS (INCLUDING 86,150 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,216,600 GROSS ACTIVE SUBSCRIBERS (INCLUDING 69,200 COMMERCIAL SUBSCRIBERS) AS OF THE END OF THE THIRD QUARTER OF LAST YEAR.

THIRD-QUARTER OIBDA INCREASED 30% TO PS.939.9 MILLION COMPARED WITH PS.723 MILLION IN THIRD QUARTER 2005, AND OIBDA MARGIN REACHED 50% COMPARED WITH 43.7% IN THIRD QUARTER 2005, REFLECTING HIGHER SALES AND LOWER COST OF SALES PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES.

CABLE TELEVISION

THIRD-QUARTER SALES INCREASED 33.2% TO PS.497.5 MILLION COMPARED WITH PS.373.4 MILLION IN THIRD QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO
I) A 17% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF SEPTEMBER 30, 2006, REACHED 475,506 SUBSCRIBERS (INCLUDING 411,015 DIGITAL SUBSCRIBERS), COMPARED WITH 406,262 SUBSCRIBERS (INCLUDING 233,649 DIGITAL SUBSCRIBERS) AS OF THE END OF THE THIRD QUARTER OF LAST YEAR; II) A 67% INCREASE IN BROADBAND SUBSCRIBERS TO 86,470 IN THE THIRD QUARTER OF 2006 COMPARED WITH 51,779 REPORTED IN THE SAME PERIOD LAST YEAR; AND III) A 6% RATE INCREASE IN CABLEVISION VIDEO SERVICE PACKAGES EFFECTIVE MARCH 1, 2006.

THIRD-QUARTER OIBDA INCREASED 60.8% TO PS.208.5 MILLION COMPARED WITH PS.129.7 MILLION IN THIRD QUARTER 2005, AND OIBDA MARGIN REACHED 41.9% COMPARED WITH 34.7% IN THIRD QUARTER 2005, REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

RADIO

THIRD-QUARTER SALES INCREASED 14.8% TO PS.99 MILLION COMPARED WITH PS.86.2 MILLION IN THIRD QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO I) AN INCREASE IN ADVERTISING TIME SOLD, AND II) HIGHER SALES GENERATED BY OUR AFFILIATION AGREEMENT WITH RADIORAMA.

THIRD-QUARTER  OIBDA  INCREASED  95.7% TO  PS.22.9  MILLION  COMPARED  WITH
PS.11.7 MILLION IN THIRD QUARTER 2005, AND OIBDA MARGIN REACHED 23.1% COMPARED WITH 13.6% IN THIRD QUARTER 2005, REFLECTING HIGHER SALES AND LOWER COST OF SALES PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES.

OTHER BUSINESSES

THIRD-QUARTER SALES INCREASED 18.7% TO PS.368.5 MILLION COMPARED WITH PS.310.4 MILLION IN THIRD QUARTER 2005. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES IN OUR FEATURE-FILM PRODUCTION AND DISTRIBUTION AND GAMING BUSINESSES AND IN THE SMS SERVICES OF OUR INTERNET BUSINESS.

THIRD-QUARTER OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO PS.38.2 MILLION IN THIRD QUARTER 2006 COMPARED WITH A LOSS OF PS.13.5 MILLION IN THIRD QUARTER 2005. THE LOSS WAS ATTRIBUTABLE TO HIGHER COST OF SALES AND OPERATING EXPENSES, PRIMARILY RELATED TO OUR GAMING BUSINESS, WHICH WERE PARTIALLY OFFSET BY HIGHER SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE THIRD QUARTER 2006 AND 2005, AMOUNTED TO PS.310.1 MILLION AND PS.310.5 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

IN 2005, WE ADOPTED THE GUIDELINES OF THE INTERNATIONAL FINANCIAL REPORTING STANDARD 2, "SHARE-BASED PAYMENT," ISSUED BY THE INTERNATIONAL ACCOUNTING
STANDARDS  BOARD,  WHICH  REQUIRES  ACCRUING  IN  STOCKHOLDERS'  EQUITY THE
SHARE-BASED COMPENSATION EXPENSE MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OUR OFFICERS AND EMPLOYEES. IN THE THIRD QUARTER 2006, WE RECOGNIZED A SHARE-BASED COMPENSATION OF APPROXIMATELY PS.41.6 MILLION AS CORPORATE EXPENSE.

NON-OPERATING RESULTS

INTEGRAL RESULT OF FINANCING

THE EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING INCREASED BY PS.194.9 MILLION TO PS.670 MILLION IN THIRD QUARTER 2006 FROM PS.475.1 MILLION IN THIRD QUARTER 2005. THIS INCREASE REFLECTED I) AN INCREASE IN NET FOREIGN EXCHANGE LOSS OF PS.240.4 MILLION RESULTING PRIMARILY FROM A 3.26% APPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR IN THIRD QUARTER 2006 COMPARED WITH A 0.21% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR IN LAST YEAR'S THIRD QUARTER, IN CONJUNCTION WITH A HIGHER AVERAGE AMOUNT OF NET FOREIGN CURRENCY ASSET POSITION IN THIRD QUARTER 2006; AND II) A PS.69.7 MILLION INCREASE IN LOSS FROM MONETARY POSITION RESULTING PRIMARILY FROM HIGHER INFLATION IN MEXICO IN THIRD QUARTER 2006 (1.80%) COMPARED WITH THIRD QUARTER 2005 (0.91%). THESE UNFAVORABLE VARIANCES IN INTEGRAL COST OF FINANCING WERE PARTIALLY OFFSET BY I) A PS.14.1 MILLION DECREASE IN INTEREST EXPENSE RESULTING FROM BOTH A LOWER AMOUNT OF OUTSTANDING DEBT AND A REDUCTION IN THE WEIGHTED-AVERAGE INTEREST RATE; AND II) A PS.101.1 MILLION INCREASE IN INTEREST INCOME PRIMARILY IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS IN THIRD QUARTER 2006.

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.10.4 MILLION, OR 54.5%, TO PS.8.7 MILLION IN THIRD QUARTER 2006 COMPARED WITH PS.19.1 MILLION IN THIRD QUARTER 2005. THIS FAVORABLE EFFECT PRIMARILY REFLECTED A DECREASE IN RESTRUCTURING CHARGES IN CONNECTION WITH WORK-FORCE REDUCTIONS.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.54.1 MILLION, OR 54.9%, TO PS.44.5 MILLION IN THIRD QUARTER 2006 COMPARED WITH PS.98.6 MILLION IN THIRD QUARTER 2005. THIS DECREASE REFLECTED PRIMARILY THE ABSENCE OF LOSS ON DISPOSITION OF NON-CURRENT ASSETS AND A DECREASE IN DONATIONS IN THIRD QUARTER 2006, WHICH WAS PARTIALLY OFFSET BY AN INCREASE IN FINANCIAL ADVISORY AND PROFESSIONAL FEES.

INCOME TAX

INCOME TAXES DECREASED BY PS.506.4 MILLION TO A NET FAVORABLE INCOME TAX EFFECT OF PS.60.4 MILLION IN THIRD QUARTER 2006 COMPARED WITH AN INCOME TAX PROVISION OF PS.446 MILLION IN THIRD QUARTER 2005. THIS DECREASE REFLECTED PRIMARILY THE EFFECT IN THIRD QUARTER 2006 OF AN ESTIMATED LOWER EFFECTIVE INCOME TAX RATE FOR THE YEAR 2006.

EQUITY IN RESULTS OF AFFILIATES, NET

EQUITY IN LOSS OF AFFILIATES INCREASED BY PS.155.6 MILLION TO PS.137.2 MILLION IN THIRD QUARTER 2006 COMPARED WITH AN EQUITY IN INCOME OF
AFFILIATES OF PS.18.4 MILLION IN THIRD QUARTER 2005. THIS INCREASE REFLECTED PRIMARILY EQUITY IN LOSS OF LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN IN WHICH WE HAVE A 40% INTEREST.

MINORITY INTEREST

MINORITY INTEREST INCREASED BY PS.58.7 MILLION, OR 34.2%, TO PS.230.1 MILLION IN THIRD QUARTER 2006 COMPARED WITH PS.171.4 MILLION IN THIRD QUARTER 2005. THIS INCREASE REFLECTED PRIMARILY THE PORTION OF NET INCOME ATTRIBUTABLE TO THE INTEREST HELD BY MINORITY STOCKHOLDERS IN THE CABLE TELEVISION, RADIO, AND SKY MEXICO SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN THIRD QUARTER 2006 OUR CAPITAL EXPENDITURES TOTALED US$76 MILLION, INCLUDING US$16.1 MILLION FOR OUR CABLE TELEVISION SEGMENT, US$20.5 MILLION FOR SKY MEXICO, US$4 MILLION FOR GAMING, AND US$35.4 MILLION FOR OUR TELEVISION BROADCASTING AND OTHER BUSINESS SEGMENTS.

IN ADDITION, DURING THIRD QUARTER 2006 WE MADE INVESTMENTS RELATED TO OUR 40% INTEREST IN LA SEXTA FOR AN AGGREGATE AMOUNT OF (euro)32.1 MILLION.

DEBT

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.19,055 MILLION AND PS.19,406.4 MILLION AS OF SEPTEMBER 30, 2006 AND 2005, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,087.4 MILLION AND PS.191.7 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,246.3 MILLION AND PS.1,349.9 MILLION AS OF SEPTEMBER 30, 2006 AND 2005, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.85.1 MILLION AND PS.77.5 MILLION, RESPECTIVELY.

AS OF SEPTEMBER 30, 2006 AND 2005, OUR CONSOLIDATED NET DEBT WAS PS.2,705.9 MILLION AND PS.7,807.5 MILLION, RESPECTIVELY.

UNIVISION

IN THE THIRD QUARTER 2006, WE ANNOUNCED OUR INTENTION TO HAVE OUR SHARES OF UNIVISION CASHED OUT IN CONNECTION WITH THE MERGER CONTEMPLATED BY A MERGER AGREEMENT ENTERED INTO BY UNIVISION AND AN ACQUIRING INVESTOR GROUP. AT THE EFFECTIVE TIME OF THE PROPOSED MERGER, WHICH IS STILL SUBJECT TO REGULATORY APPROVALS IN THE UNITED STATES AND WHICH UNIVISION HAS STATED IS EXPECTED TO BE CONSUMMATED IN THE FIRST HALF OF 2007, SHARES OF UNIVISION COMMON STOCK, INCLUDING 30,187,534 SHARES OWNED BY US, WILL BE CONVERTED INTO THE RIGHT TO RECEIVE US$36.25 IN CASH PER SHARE PLUS INTEREST AT A RATE OF 8% PER YEAR IF THE MERGER IS NOT COMPLETED BY APRIL 26, 2007. ALSO, UNDER THE TERMS OF THIS MERGER AGREEMENT, ALL OF OUR WARRANTS TO ACQUIRE SHARES OF UNIVISION COMMON STOCK WILL BE EITHER CASHED OUT OR CANCELLED DEPENDING WHETHER THEY ARE IN OR OUT OF THE MONEY.

ACCORDINGLY, BEGINNING JULY 1, 2006, WE I) CLASSIFIED THE INVESTMENT IN SHARES OF UNIVISION AS A CURRENT AVAILABLE-FOR-SALE FINANCIAL ASSET IN OUR CONSOLIDATED BALANCE SHEET; II) DISCONTINUED THE RECOGNITION OF ANY EQUITY RESULT RELATED TO THIS INVESTMENT SUBSEQUENT TO JUNE 30, 2006 (UNTIL THAT DATE, OUR INVESTMENT IN SHARES OF UNIVISION WAS DEEMED PERMANENT AND ACCOUNTED FOR BY USING THE EQUITY METHOD); III) RECOGNIZED THIS FINANCIAL ASSET AT FAIR VALUE WITH ANY RELATED GAIN OR LOSS, NET OF APPLICABLE INCOME TAX, ACCOUNTED FOR AS OTHER ACCUMULATED COMPREHENSIVE RESULT IN OUR CONSOLIDATED STOCKHOLDERS' EQUITY; AND IV) DESIGNATED THIS FINANCIAL ASSET AS BEING HEDGED BY A PORTION OF OUR US-DOLLAR-DENOMINATED LONG-TERM DEBT IN THE AMOUNT OF APPROXIMATELY US$771.9 MILLION. THE FAIR VALUE OF OUR FINANCIAL INVESTMENT IN SHARES OF UNIVISION AT SEPTEMBER 30, 2006 AMOUNTED TO APPROXIMATELY US$1.1 BILLION.

CONVERGENCE AGREEMENT

IN EARLY OCTOBER, MEXICO'S MINISTRY OF COMMUNICATION AND TRANSPORTATION PUBLISHED IN THE OFFICIAL GAZETTE WHAT IS CALLED THE "CONVERGENCE RULES OF FIXED LOCAL TELEPHONY AND RESTRICTED TELEVISION AND/OR AUDIO SERVICES OFFERED THROUGH PUBLIC FIXED LINE AND WIRELESS NETWORKS," ALSO KNOWN AS THE "TECHNOLOGICAL CONVERGENCE RULES," WHICH IS INTENDED TO, AMONG OTHER THINGS, INCREASE THE DIVERSITY OF SERVICES AND INTRODUCE LEADING TECHNOLOGY BY TAKING ADVANTAGE OF THE CONVERGENCE OF TELECOMMUNICATIONS WITH DIGITAL TECHNOLOGY. THE TECHNOLOGICAL CONVERGENCE RULES ARE ALSO INTENDED TO PROMOTE THE TRANSMISSION OF TEXT, DATA AND, VOICE THROUGH MEXICO'S PUBLIC NETWORKS. THESE RULES ARE EXPECTED TO CREATE NEW BUSINESS OPPORTUNITIES FOR THE COMPANY AND TO HELP SERVE TO DIVERSIFY THE COMPANY'S OPERATIONS. FOR THESE REASONS, THE COMPANY INTENDS TO PURSUE OPPORTUNITIES TO ACQUIRE INTERESTS IN CONCESSIONAIRES THAT PROVIDE THESE SERVICES, AND/OR TO PROVIDE FINANCING TO SUCH COMPANIES. THE COMPANY BELIEVES SUCH OPPORTUNITIES COULD ENTAIL INVESTMENTS, IN THE AGGREGATE, OF BETWEEN APPROXIMATELY US$250 MILLION AND US$500 MILLION DURING THE NEXT THREE YEARS.

SHARE REPURCHASE PROGRAM

DURING THE THIRD QUARTER OF 2006, WE REPURCHASED APPROXIMATELY 44,096.6 MILLION CPOS FOR PS.1,875.9 MILLION IN NOMINAL TERMS.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN THE THIRD QUARTER OF 2006, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 72.8%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.6%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.7%.

OUTLOOK FOR 2006

WE CONTINUE TO EXPECT OUR TELEVISION BROADCASTING BUSINESS TO ACHIEVE SALES GROWTH IN THE HIGH-SINGLE-DIGITS AND OIBDA MARGIN IN EXCESS OF 50% FOR THE FULL YEAR 2006; ON A CONSOLIDATED BASIS, WE EXPECT OUR OIBDA MARGIN TO REACH 42%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE FILM PRODUCTION AND DISTRIBUTION, GAMING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE MEDIA COMPANY IN THE UNITED STATES, AND IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

                       FINANCIAL STATEMENT NOTES (1)

                                  ANNEX 2

                                                                CONSOLIDATED
                                                                FINAL PRINTING
-------------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
   OF SEPTEMBER 30, 2006, EXCEPT PER CPO, PER SHARE, AND PER UDI AMOUNTS)


1.   ACCOUNTING POLICIES:

     THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY"), ITS CONSOLIDATED SUBSIDIARIES, AND THOSE CONSOLIDATED VARIABLE INTEREST ENTITIES WHERE THE GROUP IS DEEMED THE PRIMARY BENEFICIARY (COLLECTIVELLY, THE "GROUP"), AS OF SEPTEMBER 30, 2006 AND 2005, AND FOR THE NINE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL
STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS ("MEXICAN FRS"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2005, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006.

2.   PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF SEPTEMBER 30, CONSISTED OF:

                                                     2006                 2005
                                             -------------------  -----------------
     BUILDINGS                               Ps.      8,204,260   Ps.     8,160,796
     BUILDING IMPROVEMENTS                            1,604,927           1,621,806
     TECHNICAL EQUIPMENT                             19,712,200          18,615,629
     SATELLITE TRANSPONDERS                           1,759,275           1,726,718
     FURNITURE AND FIXTURES                             526,974             516,109
     TRANSPORTATION EQUIPMENT                         1,257,543           1,167,381
     COMPUTER EQUIPMENT                               1,548,713           1,467,195
                                             -------------------  ------------------
                                                     34,613,892          33,275,634
     ACCUMULATED DEPRECIATION                       (18,972,521)        (17,759,040)
                                             -------------------  ------------------
                                                     15,641,371          15,516,594
     LAND                                             3,909,298           3,923,320
     CONSTRUCTION AND PROJECTS IN PROGRESS              878,727             412,017
                                             -------------------  ------------------
                                             Ps.     20,429,396   Ps.    19,851,931
                                             ===================  ==================

     DEPRECIATION CHARGED TO INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005, WAS PS.1,713,501 AND PS.1,590,525, RESPECTIVELY.

3.   LONG-TERM DEBT SECURITIES:

     AS OF SEPTEMBER 30, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:


                                                        2006                              2005
                                          ----------------------------------  -----------------------------
                                            U.S. DOLLAR                        U.S. DOLLAR
                                             PRINCIPAL                          PRINCIPAL
                                              AMOUNTS           MEXICAN          AMOUNTS         MEXICAN
       LONG-TERM DEBT SECURITIES           (THOUSANDS)           PESOS         (THOUSANDS)        PESOS
----------------------------------------  --------------  ----------------  ------------  ---------------
11.875%  SERIES "B" SENIOR NOTES DUE
  2006 (A)                                  $       -          Ps.   -       $    5,343      Ps.  59,871
8.000% SENIOR NOTES DUE 2011 (A) (B)             71,951           789,734        75,484          845,845
6.625% SENIOR NOTES DUE 2025 (A) (B)            600,000         6,585,600       600,000        6,723,373
8.500% SENIOR NOTES DUE 2032 (A)                300,000         3,292,800       300,000        3,361,687
9.375% SENIOR NOTES DUE 2013 (C)
                                                 11,251           123,491       300,000        3,361,687
                                          --------------  ----------------  ------------  ---------------
                                             $  983,202        10,791,625   $ 1,280,827       14,352,463
                                          ==============                    ===========

8.15%  UDI-DENOMINATED  NOTES  DUE 2007
(B) (D)                                                           962,250                        965,897
                                                          ----------------                ---------------
                                                           Ps. 11,753,875                 Ps. 15,318,360
                                                          ================                ===============

(A) THESE  SENIOR NOTES ARE  UNSECURED  OBLIGATIONS  OF THE  COMPANY,  RANK
EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. INTEREST ON SENIOR NOTES DUE 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 8.179% AND 8.553%, RESPECTIVELY. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B) IN MARCH AND MAY 2005, THE COMPANY ISSUED SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION AND U.S.$200 MILLION, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP'S TENDER OFFERS MADE AND EXPIRED IN MARCH 2005 FOR ANY OR ALL OF THE SENIOR NOTES DUE 2011 AND THE MEXICAN PESOS EQUIVALENT OF UDI-DENOMINATED NOTES DUE 2007, AND PREPAID PRINCIPAL AMOUNT OF THESE SECURITIES IN THE AMOUNT OF APPROXIMATELY U.S.$222.0 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY, REPRESENTING APPROXIMATELY 74% AND 76% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION ISSUANCE WERE USED FOR CORPORATE PURPOSES, INCLUDING THE PREPAYMENT OF SOME OF THE GROUP'S OUTSTANDING INDEBTEDNESS.

(C) THESE SENIOR NOTES ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF SKY MEXICO. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.8580%, AND IS PAYABLE SEMI-ANNUALLY. SKY MEXICO MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011, PLUS ACCRUED AND UNPAID INTEREST, IF ANY. IN APRIL 2006, SKY MEXICO CONCLUDED AN OFFER TO PURCHASE ALL OF THESE SENIOR NOTES WITH THE TENDER OF 96.25% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SENIOR NOTES IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$324.3 MILLION. THIS TRANSACTION TOGETHER WITH RELATED FEES AND EXPENSES WERE FINANCED WITH TWO 10-YEAR BANK LOANS ENTERED INTO BY SKY MEXICO AND GUARANTEED BY THE COMPANY IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500,000, AND THE REMAINING WITH CASH ON HAND. ANNUAL INTEREST ON THIS MEXICAN PESO INDEBTEDNESS IS AT THE WEIGHTED AVERAGE OF 8.836% FOR THE FIRST THREE YEARS, AND FLUCTUATES BETWEEN 8.74% AND THE MEXICAN INTERBANK RATE PLUS 24 BASIS POINTS FOR THE LAST SEVEN YEARS, AND IS PAYABLE ON A MONTHLY BASIS.

(D) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS"), REPRESENTING 258,711,400 UDIS AS OF SEPTEMBER 30, 2006 AND 2005, RESPECTIVELY. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF SEPTEMBER 30, 2006 AND 2005 INCLUDES RESTAMENT OF PS.247,583 AND PS.221,979, RESPECTIVELY. THE UDI VALUE AS OF SEPTEMBER 30, 2006, WAS OF PS. 3.719397 PER UDI.


     THROUGH JUNE 30, 2006, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE IN 2011 AND 2032, AND A PORTION OF ITS SENIOR NOTES DUE 2025 IN THE AMOUNT OF U.S.$400 MILLION. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT WAS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS). BEGINNING JULY 1, 2006, THE GROUP'S INVESTMENT IN SHARES OF UNIVISION IS ACCOUNTED FOR AS AN AVAILABLE-FOR-SALE FINANCIAL ASSET WHOSE FAIR VALUE IS BEING HEDGED IN RESPECT OF ANY FOREIGN CURRENCY FLUCTUATION WITH A DESIGNATED PORTION OF THE GROUP'S SENIOR NOTES DUE 2011, 2025 AND 2032, IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$771.9 MILLION. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTES 7 AND 16).

     IN JANUARY 2006, THE COMPANY REPURCHASED APPROXIMATELY U.S.$3.5 MILLION, OF THE OUTSTANDING PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011 IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$4.0 MILLION.

4.   CONTINGENCIES:

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

     THERE ARE OTHER VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.   STOCKHOLDERS' EQUITY:


 THE  MAJORITY  STOCKHOLDERS'  EQUITY AS OF SEPTEMBER 30 IS ANALYZED AS
FOLLOWS:


                                                        2006                           2005
                                           -----------------------------  ------------------------------
                                              NOMINAL        RESTATED         NOMINAL        RESTATED
                                              PESOS           PESOS            PESOS           PESOS
                                           -------------  --------------  ---------------  -------------
CAPITAL STOCK ISSUED                       Ps.2,524,174   Ps. 9,971,827    Ps. 2,524,174  Ps.10,133,415
ADDITIONAL PAID-IN CAPITAL                    3,841,792       4,316,354        3,841,792      4,316,354
LEGAL RESERVE                                 1,197,574       2,026,683        1,018,068      1,842,750
RESERVE FOR REPURCHASE OF SHARES              1,682,757       4,391,272        2,255,655      5,886,290
UNAPPROPRIATED EARNINGS                       7,585,874      16,553,757        2,961,418     11,781,298
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES       3,443,516       4,005,965        3,454,442      4,062,284
CUMULATIVE EFFECT OF DEFERRED TAXES          (2,197,681)     (3,060,242)      (2,197,681)    (3,060,242)
ACCUMULATED OTHER COMPREHENSIVE LOSS            --           (5,367,568)          --         (4,074,330)
NET INCOME FOR THE NINE MONTHS                  --            6,149,532        3,552,138      3,697,531
SHARES REPURCHASED                           (6,172,135)     (7,206,202)      (6,700,987)    (6,975,265)
                                                          --------------                   -------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                       Ps.31,781,378                    Ps.27,610,085
                                                          ==============                   =============


     IN APRIL 2006, THE COMPANY'S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE AMOUNT OF PS.1,102,677 (PS.1,087,049 NOMINAL), WHICH CONSISTED OF NOMINAL PS.0.35 PER CPO AND NOMINAL PS.0.00299145 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2006; AND (II) THE CANCELLATION OF APPROXIMATELY 5,888.5 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 50.3 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2004, 2005 AND 2006.

     AS OF SEPTEMBER 30, 2006, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

                               ISSUED          REPURCHASED       OUTSTANDING
                        ------------------  ----------------  ----------------
SERIES "A" SHARES         123,478,023,925     9,770,784,685    113,707,239,240
SERIES "B" SHARES          59,162,448,976     5,665,838,997     53,496,609,979
SERIES "D" SHARES          90,372,213,365     5,264,028,439     85,108,184,926
SERIES "L" SHARES          90,372,213,365     5,264,028,439     85,108,184,926
                        ------------------  ----------------  -----------------
                          363,384,899,631    25,964,680,560    337,420,219,071
                        ==================  ================  =================

     THE COMPANY'S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF SEPTEMEBER 30, 2006, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS' EQUITY, AS
FOLLOWS:

                                                    A, B, D, AND L SHARES
                                        -----------------------------------------
                                          IN THE FORM     NOT IN THE
                                            OF CPOS      FORM OF CPOS       TOTAL           NET COST
                                        ---------------------------------------------------------------
REPURCHASE PROGRAM (1)                   5,159,302,200       -          5,159,302,200  PS. (1,889,806)
OWNED BY A COMPANY'S SUBSIDIARY (2) (3)  3,525,838,875    537,563,559   4,063,402,434        (906,614)
ACQUIRED BY A COMPANY'S TRUST (4)        8,911,753,812  7,830,222,114  16,741,975,926      (4,026,137)
ADVANCE FOR ACQUISITION OF SHARES (2)         -             -                -               (383,645)
                                        ==============================================================
                                        17,596,894,887  8,367,785,673  25,964,680,560  PS. (7,206,202)
                                        ==============================================================

(1) IN THE FIRST AND THIRD QUARTERS OF 2006, THE COMPANY REPURCHASED 5,589,675,000 SHARES IN THE FORM OF 47,775,000 CPOS, IN THE AMOUNT OF PS.2,047,245 (PS.2,030,712 NOMINAL). IN APRIL 2006, THE COMPANY CANCELLED 5,888,469,600 SHARES IN THE FORM OF 50,328,800 CPOS IN THE AMOUNT OF PS.1,656,606 (PS.1,570,121 NOMINAL).

(2)  IN CONNECTION WITH THE COMPANY'S STOCK PURCHASE PLAN.

(3) IN MARCH AND JULY 2006, THE GROUP RELEASED 2,159,501,058 SHARES AND 1,272,976,263 SHARES, RESPECTIVELY, IN THE FORM OF 18,457,274 AND 10,880,139 CPOS, RESPECTIVELY, IN THE AMOUNT OF APPROXIMATELY
     PS.170,597 AND PS.191,259, RESPECTIVELY, IN CONNECTION WITH THE COMPANY'S STOCK PURCHASE PLAN.

(4) IN CONNECTION WITH THE COMPANY'S LONG-TERM RETENTION PLAN. IN APRIL 2006, THE GROUP RELEASED 40,018,680 SHARES IN THE FORM OF 342,040 CPOS, IN THE AMOUNT OF PS.4,600 IN CONNECTION WITH THIS PLAN.

     THE GROUP RECOGNIZED A SHARE-BASED COMPENSATION EXPENSE OF PS.134,979 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED INCOME AS CORPORATE EXPENSE, AND ACCRUED IN MAJORITY STOCKHOLDERS' EQUITY (SEE NOTE 11).

     ON MARCH 22, 2006, THE COMPANY CHANGED FROM 20 TO FIVE CPOS REPRESENTING EACH GDS.

6.   RESERVE FOR REPURCHASE OF SHARES:

     AS OF SEPTEMBER 30, 2006, THE COMPANY MAINTAINS A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,369,205. THIS RESERVE WAS USED IN 1999, 2000, 2003 AND 2006, IN THE AMOUNT OF PS.302,996, PS.677,317, PS.503,602 AND PS.1,495,018,
RESPECTIVELY, IN CONNECTION WITH THE CANCELLATION OF SHARES REPURCHASED BY THE COMPANY.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.   INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE NINE MONTHS ENDED SEPTEMBER 30, CONSISTED OF:

                                                     2006             2005
                                              ---------------  ---------------
INTEREST EXPENSE (1)                          Ps.  1,454,881   Ps.  1,638,974
INTEREST INCOME                                     (854,735)        (757,662)
FOREIGN EXCHANGE (GAIN) LOSS, NET (2)                (14,801)         605,531
LOSS  FROM MONETARY POSITION, NET (3)                101,958           13,156
                                              ---------------  ---------------
                                              Ps.    687,303   Ps.  1,499,999
                                              ===============  ================

(1) INCLUDES RESTATEMENT OF UDI-DENOMINATED DEBT SECURITIES OF PS.21,370 AND PS.19,026 NET IN THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005, RESPECTIVELY.

(2) NET OF FOREIGN EXCHANGE GAIN IN 2006 INCLUDES A NET GAIN FROM FOREIGN CURRENCY OPTION CONTRACTS OF PS.23,725 AND NET FOREIGN EXCHANGE LOSS IN 2005 INCLUDES A NET LOSS FOREIGN CURRENCY DERIVATIVE CONTRACT OF PS.587,230. A FOREIGN EXCHANGE LOSS IN 2006 AND A FOREIGN EXCHANGE GAIN IN 2005 OF PS.273,049 AND PS.316,565, RESPECTIVELY, WERE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION AND RECOGNIZED IN STOCKHOLDERS' EQUITY AS OTHER COMPREHENSIVE LOSS.

(3) THE LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2006 AND 2005 OF PS.70,990 AND PS.72,614, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.   DEFERRED TAXES:

     THE DEFERRED  INCOME TAX  LIABILITY  AS OF  SEPTEMBER  30, WAS DERIVED
FROM:

                                                              2006             2005
                                                          --------------  ----------------
ASSETS:
ACCRUED LIABILITIES                                       Ps.   800,691    Ps.    599,083
GOODWILL                                                        801,307           887,938
TAX LOSS CARRYFORWARDS                                        1,245,149         1,037,180
ALLOWANCE FOR DOUBTFUL ACCOUNTS                                 358,021           432,085
CUSTOMER ADVANCES                                             1,347,853         1,440,136
OTHERS ITEMS                                                    191,568         -
                                                          --------------  ----------------
                                                              4,744,589         4,396,422
                                                          --------------  ----------------
LIABILITIES:

INVENTORIES                                                    (280,480)         (804,597)
PROPERTY, PLANT AND EQUIPMENT - NET                          (1,225,147)       (1,352,335)
OTHER ITEMS                                                  (2,817,038)       (1,276,718)
INNOVA                                                       (1,098,582)       (1,632,720)
                                                          --------------  ----------------
                                                             (5,421,247)       (5,066,370)
                                                          --------------  ----------------
DEFERRED INCOME TAX OF MEXICAN COMPANIES                       (676,658)         (669,948)
DEFERRED TAX OF FOREIGN SUBSIDIARIES                            (64,273)         (318,704)
ASSETS TAX                                                    1,384,233         1,485,969
VALUATION ALLOWANCE                                          (2,555,530)       (2,531,722)
RECOVERABLE INCOME TAX FROM REPURCHASE OF SHARES                   -              292,618
                                                          --------------  ----------------
DEFERRED INCOME TAX LIABILITY                                (1,912,228)       (1,741,787)
EFFECT ON CHANGE OF INCOME TAX RATES                             32,549           190,929
                                                          --------------  ----------------
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS           Ps.(1,879,679)   Ps. (1,550,858)
                                                          ==============  ================


9.   EXTRAORDINARY ITEMS:

     NO  EXTRAORDINARY  ITEMS,  AS  DEFINED BY MEXICAN  GAAP  BULLETIN  A-7
"COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005.

10.  DISCONTINUED OPERATIONS:

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL," WERE RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     IN 2005, IN CONNECTION WITH THE ADOPTION OF THE GUIDELINES OF IFRS 2, "SHARE-BASED PAYMENT", THE GROUP RECOGNIZED A NON-TAXABLE CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE, IN THE AMOUNT OF PS.331,515, WHICH WAS REFLECTED IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005 (SEE NOTE 5).

     EFFECTIVE JANUARY 1, 2005, IN CONNECTION WITH THE ADOPTION OF CERTAIN PROVISIONS OF REVISED BULLETIN D-3 RELATED TO RECOGNITION OF SEVERANCE INDEMNITIES, THE GROUP RECOGNIZED A CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN THE AMOUNT OF PS.187,048, NET OF A RELATED INCOME TAX BENEFIT OF PS.80,164 IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005.

12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED SEPTEMBER 30, 2006, ARE AS FOLLOWS:

                          HISTORICAL NET RESULT (1)                            RESTATED NET RESULT
                      --------------------------------                  ---------------------------------
                                                         INDEX AT END
      QUARTER            ACCUMULATED        QUARTER        OF PERIOD       ACCUMULATED        QUARTER
--------------------  ----------------- --------------  --------------  ---------------  ---------------
4 / 05                 Ps.  6,125,542   Ps. 2,517,026        116.301     Ps. 6,276,647    Ps. 2,579,116
1 / 06                      1,293,608       1,293,608        117.309         1,314,130        1,314,130
2 / 06                      3,598,281       2,307,431        117.059         3,663,169        2,349,041
3 / 06                      6,149,532       2,486,361        119.170         6,149,532        2,486,361

(1) AS REPORTED IN EACH QUARTER.

13.  INFORMATION BY SEGMENTS:

     INFORMATION BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005, WERE AS FOLLOWS:

                                       TOTAL       INTERSEGMENT    CONSOLIDATED      OPERATING
                                      REVENUES       REVENUES        REVENUES      INCOME (LOSS)
                                   -------------   -------------  --------------  --------------
SEPTEMBER 2006:
TELEVISION BROADCASTING            Ps. 14,582,524  Ps.   388,799  Ps. 14,193,725  Ps.  6,533,060
PAY TELEVISION NETWORKS                   964,946        203,571         761,375         468,843
PROGRAMMING EXPORTS                     1,530,843              -       1,530,843         622,304
PUBLISHING                              1,974,180         15,550       1,958,630         314,387
PUBLISHING DISTRIBUTION                   314,156          8,618         305,538           1,382
SKY MEXICO                              5,473,417        107,152       5,366,265       1,782,725
CABLE TELEVISION                        1,407,319          3,383       1,403,936         316,757
RADIO                                     314,079         25,216         288,863          43,094
OTHER BUSINESSES                        1,023,546         56,211         967,335        (213,422)
ELIMINATIONS AND CORPORATE
EXPENSES                                 (808,500)      (808,500)              -        (280,502)
                                   --------------  -------------- --------------  --------------
CONSOLIDATED TOTAL                 Ps. 26,776,510  Ps.         -  Ps. 26,776,510  Ps.  9,588,628
                                   ==============  ============== ==============  ==============
SEPTEMBER 2005:
TELEVISION BROADCASTING            Ps. 13,040,089  Ps.   422,417  Ps. 12,617,672  Ps.  5,318,805
PAY TELEVISION NETWORKS                   807,942        229,098         578,844         333,849
PROGRAMMING EXPORTS                     1,418,012              -       1,418,012         491,390
PUBLISHING                              1,795,853         32,013       1,763,840         288,514
PUBLISHING DISTRIBUTION                   303,423          7,512         295,911         (14,477)
SKY MEXICO                              4,537,630         24,014       4,513,616       1,207,023
CABLE TELEVISION                        1,040,271          2,055       1,038,216          94,231
RADIO                                     242,761         40,067         202,694          12,592
OTHER BUSINESSES                        1,015,735         52,234         963,501        (110,954)
ELIMINATIONS AND CORPORATE
EXPENSES                                 (809,410)      (809,410)              -        (134,562)
CONSOLIDATED TOTAL                 --------------  -------------- --------------  --------------
                                   Ps. 23,392,306  Ps.         -  Ps. 23,392,306  Ps.  7,486,411
                                   ==============  ============== ==============  ==============


14.  SKY MEXICO

     IN THE FIRST QUARTER OF 2006, AFFILIATES OF DIRECTV COMPLETED THE ACQUISITION OF EQUITY INTERESTS IN SKY MEXICO, WHICH WERE FORMERLY HELD BY NEWS CORP, AND LIBERTY MEDIA. THIS ACQUISITION INCLUDED THE CAPITALIZATION OF THE PURCHASE PRICE OF THE LIST OF SUBSCRIBERS SOLD BY DIRECTV MEXICO TO SKY MEXICO IN THE AGGREGATE AMOUNT OF PS.631,757. AS A RESULT OF THESE TRANSACTIONS, THE GROUP'S EQUITY STAKE IN SKY MEXICO WAS REDUCED FROM 60% TO 52.7%, AND DIRECTV BECAME THE OWNER OF THE REMAINING 47.3% STAKE.

     IN THE  SECOND  QUARTER  OF 2006,  THE GROUP  EXERCISED  ITS OPTION TO
ACQUIRE TWO-THIRDS OF THE EQUITY INTEREST IN SKY MEXICO THAT DIRECTV ACQUIRED FROM LIBERTY MEDIA. THIS MINORITY INTEREST ACQUISITION AMOUNTED TO APPROXIMATELY U.S.$58.7 MILLION, AND WAS FINANCED WITH CASH ON HAND. AFTER THIS TRANSACTION, THE GROUP'S INTEREST IN SKY MEXICO IS 58.7%, AND THE
REMAINING 41.3% IS OWNED BY DIRECTV. UNDER MEXICAN FRS, THE GROUP RECOGNIZED THIS MINORITY INTEREST ACQUISITION AS A TRANSACTION BETWEEN MINORITY AND MAJORITY EQUITY OWNERS, AND THE EXCESS OF THE PURCHASE PRICE PAID OVER THE CARRYING VALUE OF THE NET ASSETS ACQUIRED WAS ACCOUNTED FOR AS A CAPITAL DISTRIBUTION.

15.  INVESTMENTS

     IN THE NINE MONTHS ENDED SEPTEMBER 30, 2006, THE GROUP MADE EQUITY INVESTMENTS IN CONNECTION WITH ITS 40% INTEREST IN LA SEXTA, THE BROADCASTING TELEVISION VENTURE IN SPAIN, IN THE AMOUNT OF APPROXIMATELY
56.9 MILLION EUROS (PS.795,379).

16.  UNIVISION:

     IN THE THIRD QUARTER 2006, THE GROUP ANNOUNCED ITS INTENTION TO HAVE ITS SHARES OF UNIVISION CASHED OUT IN CONNECTION WITH THE MERGER
CONTEMPLATED BY A MERGER AGREEMENT ENTERED INTO BY UNIVISION AND AN ACQUIRING INVESTOR GROUP. AT THE EFFECTIVE TIME OF THE PROPOSED MERGER, WHICH IS STILL SUBJECT TO REGULATORY APPROVALS IN THE UNITED STATES AND WHICH UNIVISION HAS STATED IS EXPECTED TO BE CONSUMMATED IN THE FIRST HALF OF 2007, SHARES OF UNIVISION COMMON STOCK, INCLUDING APPROXIMATELY 30.2 MILLION SHARES OWNED BY THE GROUP, WILL BE CONVERTED INTO THE RIGHT TO RECEIVE U.S.$36.25 IN CASH PER SHARE PLUS INTEREST AT A RATE OF 8% PER YEAR IF THE MERGER IS NOT COMPLETED BY APRIL 26, 2007. ALSO, UNDER THE TERMS OF THIS MERGER AGREEMENT, ALL OF THE GROUP'S WARRANTS TO ACQUIRE SHARES OF UNIVISION COMMON STOCK WILL BE EITHER CASHED OUT OR CANCELLED DEPENDING WHETHER THEY ARE IN OR OUT OF THE MONEY.

     ACCORDINGLY, BEGINNING JULY 1, 2006, THE GROUP (I) CLASSIFIED ITS INVESTMENT IN SHARES OF UNIVISION AS A CURRENT AVAILABLE-FOR-SALE FINANCIAL ASSET IN ITS CONSOLIDATED BALANCE SHEET; (II) DISCONTINUED THE RECOGNITION OF ANY EQUITY RESULT RELATED TO THIS INVESTMENT SUBSEQUENT TO JUNE 30, 2006 (UNTIL THAT DATE, THE GROUP'S INVESTMENT IN SHARES OF UNIVISION WAS DEEMED PERMANENT AND ACCOUNTED FOR BY USING THE EQUITY METHOD); (III) RECOGNIZED THIS FINANCIAL ASSET AT FAIR VALUE WITH ANY RELATED GAIN OR LOSS, NET OF APPLICABLE INCOME TAX, ACCOUNTED FOR AS OTHER ACCUMULATED COMPREHENSIVE RESULT IN ITS CONSOLIDATED STOCKHOLDERS' EQUITY; AND (IV) DESIGNATED THIS FINANCIAL ASSET AS BEING HEDGED BY A PORTION OF THE GROUP'S
U.S.-DOLLAR-DENOMINATED LONG-TERM DEBT IN THE AMOUNT OF APPROXIMATELY U.S.$771.9 MILLION (SEE NOTE 3). THE FAIR VALUE OF THE GROUP'S FINANCIAL INVESTMENT IN SHARES OF UNIVISION AT SEPTEMBER 30, 2006 AMOUNTED TO APPROXIMATELY U.S.$1.1 BILLION.

                             - - - - - - - - -


                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: October 31, 2006                      By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President